Exhibit 99.1

WINDSTREAM HOLDINGS II, LLC

Report of Independent Registered Public Accounting Firm

To the Board of Managers and Unitholders of Windstream Holdings II, LLC

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Windstream Holdings II, LLC and its subsidiaries (the "Company") as of December 31, 2024 and 2023, and the related consolidated statements of operations, of comprehensive income (loss), of equity and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition - Service Revenues from Contracts with Customers

As described in Notes 2 and 7 to the consolidated financial statements, the Company recognizes revenues from contracts with customers primarily through the provisioning of telecommunications and other services. These services include a variety of communication and connectivity services for consumer and business customers including other carriers that use the Company’s facilities to provide services to their customers, as well as professional and integrated managed services provided to large enterprises and government customers. Service revenues are recognized over the period that the corresponding services are rendered to customers. The service revenues recognized from contracts with customers was $3,281.7 million for the year ended December 31, 2024.

The principal consideration for our determination that performing procedures relating to recognition of service revenues from contracts with customers is a critical audit matter is a high degree of auditor effort in performing procedures related to the Company’s recognition of service revenues.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, (i) testing the completeness, accuracy, and occurrence of revenue recognized for a sample of service revenue transactions by obtaining and inspecting invoices, cash receipts from customers, and sales contracts, as applicable, (ii) recalculating service revenues from contracts with customers recognized based on the terms of each arrangement for a sample of transactions, and (iii) testing a sample of outstanding customer invoice balances as of December 31, 2024 by obtaining evidence of subsequent cash receipt or obtaining and inspecting source documents, such as invoices and sales contracts.

/s/ PricewaterhouseCoopers LLP

Little Rock, Arkansas

March 3, 2025

We have served as the Company’s auditor since 2006.

WINDSTREAM HOLDINGS II, LLC

CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended December 31,

(Millions), except per unit amounts	2024	2023	2022
Revenues and sales:
Service revenues	$3,661.4	$3,948.0	$4,183.8
Sales revenues	56.9	38.7	45.1
Total revenues and sales	3,718.3	3,986.7	4,228.9
Costs and expenses:
Cost of services (exclusive of depreciation and amortization included below)	2,308.5	2,457.9	2,653.1
Cost of sales	43.5	40.4	47.8
Selling, general and administrative	653.5	747.2	747.9
Depreciation and amortization	801.7	790.8	801.4
Net (gain) loss on asset retirements and dispositions	(25.0)	(1.8)	51.1
Gain on sale of operating assets	(129.0)	—	—
Merger expenses	26.5	—	—
Total costs and expenses	3,679.7	4,034.5	4,301.3
Operating income (loss)	38.6	(47.8)	(72.4)
Other expense, net	(11.6)	(13.8)	(21.9)
Loss on early extinguishment of debt	(18.5)	—	—
Interest expense	(239.6)	(209.6)	(185.4)
Loss before income taxes	(231.1)	(271.2)	(279.7)
Income tax benefit	19.9	61.4	62.0
Net loss	$(211.2)	$(209.8)	$(217.7)
Loss per unit:
Basic	$(2.33)	$(2.33)	$(2.42)
Diluted	$(2.33)	$(2.33)	$(2.42)
Weighted average units outstanding:
Basic	90.7	90.2	90.0
Diluted	90.7	90.2	90.0

The accompanying notes are an integral part of these consolidated financial statements.

WINDSTREAM HOLDINGS II, LLC

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

For the years ended December 31,

(Millions)	2024	2023	2022
Net loss	$(211.2)	$(209.8)	$(217.7)
Other comprehensive (loss) income:
Designated interest rate swaps:
Changes in fair value in the period	8.6	(0.5)	30.9
Net unrealized gains included in interest expense	(6.6)	(14.2)	(4.6)
De-designated interest rate swaps:
Amortization of net unrealized gain	(7.3)	(5.0)	—
	(5.3)	(19.7)	26.3
Income tax benefit (expense)	1.3	4.9	(6.5)
Change in interest rate swaps	(4.0)	(14.8)	19.8
Postretirement plan:
Change in net actuarial gain	—	—	2.6
Amounts included in net periodic benefit cost:
Amortization of net actuarial gains	(0.7)	(0.7)	(0.6)
Amortization of prior service credits	(0.8)	(0.8)	(0.8)
	(1.5)	(1.5)	1.2
Income tax benefit (expense)	0.4	0.4	(0.3)
Change in postretirement plan	(1.1)	(1.1)	0.9
Other comprehensive (loss) income	(5.1)	(15.9)	20.7
Comprehensive loss	$(216.3)	$(225.7)	$(197.0)

The accompanying notes are an integral part of these consolidated financial statements.

WINDSTREAM HOLDINGS II, LLC
CONSOLIDATED BALANCE SHEETS
December 31,

(Millions), except number of common units	2024	2023
Assets
Current Assets:
Cash and cash equivalents	$349.0	$44.9
Restricted cash	5.3	5.3
Accounts receivable, net of allowance for credit losses of $20.7 and $22.9, respectively	310.1	352.6
Inventories	136.8	186.2
Prepaid expenses	130.6	144.7
Other current assets	190.1	88.2
Total current assets	1,121.9	821.9
Intangible assets, net	245.9	246.0
Property, plant and equipment, net	3,812.6	3,924.2
Operating lease right-of-use assets	3,287.9	3,686.3
Other assets	96.4	93.3
Total Assets	$8,564.7	$8,771.7
Liabilities and Equity
Current Liabilities:
Current portion of long-term debt	$—	$7.5
Current portion of operating lease obligations	527.2	456.3
Accounts payable	183.5	242.7
Advance payments	137.6	164.2
Accrued taxes	52.3	58.3
Accrued interest	44.1	42.7
Other current liabilities	447.4	306.0
Total current liabilities	1,392.1	1,277.7
Long-term debt	2,672.0	2,319.0
Long-term operating lease obligations	3,053.6	3,455.2
Deferred income taxes	166.2	197.8
Other liabilities	371.3	380.2
Total liabilities	7,655.2	7,629.9
Commitments and Contingencies (See Note 17)
Equity:
Common units, 90,598,704 and 90,562,074 issued and outstanding, respectively	1,463.0	1,463.0
Additional paid-in capital	6.8	22.8
Accumulated other comprehensive income	13.8	18.9
Accumulated deficit	(574.1)	(362.9)
Total equity	909.5	1,141.8
Total Liabilities and Equity	$8,564.7	$8,771.7

The accompanying notes are an integral part of these consolidated financial statements.

WINDSTREAM HOLDINGS II, LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31,

(Millions)	2024	2023	2022
Cash Flows from Operating Activities:
Net loss	$(211.2)	$(209.8)	$(217.7)
Adjustments to reconcile net loss to net cash provided from operations:
Depreciation and amortization	801.7	790.8	801.4
Gain on sale of operating assets	(129.0)	—	—
Net (gain) loss on asset retirements and dispositions	(25.0)	(1.8)	51.1
Provision for estimated credit losses	45.6	49.6	44.8
Loss on early extinguishment of debt	18.5	—	—
Pension expense	16.6	12.4	40.9
Deferred income taxes	(29.9)	(64.3)	(81.5)
Other, net	16.8	28.2	16.7
Changes in operating assets and liabilities, net
Accounts receivable	(3.2)	(25.3)	(55.4)
Inventories	47.0	49.5	(91.4)
Prepaid expenses	14.1	(13.9)	(12.8)
Other current assets	(79.0)	6.9	(15.0)
Other assets	(11.2)	9.3	(16.9)
Accounts payable	(56.2)	49.0	22.5
Advance payments	(26.6)	17.0	7.1
Accrued interest	1.4	(1.0)	2.4
Accrued taxes	(6.0)	(17.1)	13.8
Other current liabilities	87.5	19.0	(6.5)
Other liabilities	(21.4)	(1.0)	15.9
Operating lease assets and lease obligations	67.7	65.9	(23.5)
Other, net	9.4	(1.0)	—
Net cash provided from operating activities	527.6	762.4	495.9
Cash Flows from Investing Activities:
Capital expenditures	(884.3)	(1,058.4)	(1,080.8)
Uniti funding of growth capital expenditures	230.8	250.0	238.0
Capital expenditures funded by government grants	(100.8)	(67.9)	(52.1)
Grant funds received for broadband expansion	65.2	49.5	10.1
Proceeds from sale of operating assets	129.2	—	—
Proceeds from liquidation of non-marketable investment	9.2	—	—
Other, net	3.7	18.8	6.1
Net cash used in investing activities	(547.0)	(808.0)	(878.7)
Cash Flows from Financing Activities:
Proceeds of debt issuances	2,972.0	520.0	642.5
Repayments of debt	(2,610.7)	(527.5)	(412.5)
Debt issuance costs	(22.4)	—	(6.9)
Payments under finance leases	(6.8)	(10.2)	(10.3)
Other, net	(8.6)	(4.4)	(2.9)
Net cash provided from (used in) financing activities	323.5	(22.1)	209.9
Net increase (decrease) in cash, cash equivalents and restricted cash	304.1	(67.7)	(172.9)
Cash, Cash Equivalents and Restricted Cash:
Beginning of period	50.2	117.9	290.8
End of period	$354.3	$50.2	$117.9
Supplemental Cash Flow Disclosures:
Interest paid, net of interest capitalized	$206.5	$203.7	$173.4
Income taxes paid, net	$11.8	$11.6	$11.7
Change in accounts payable and other current liabilities for purchases of property and equipment	$10.3	$(4.9)	$11.9

The accompanying notes are an integral part of these consolidated financial statements.

WINDSTREAM HOLDINGS II, LLC

CONSOLIDATED STATEMENTS OF EQUITY

			Accumulated	Retained
		Additional	Other	Earnings
	Equity	Paid-In	Comprehensive	(Accumulated
(Millions)	Units	Capital	Income	Deficit)	Total
Balance as of December 31, 2021	$1,463.0	$8.3	$14.1	$64.6	$1,550.0
Net loss	—	—	—	(217.7)	(217.7)
Other comprehensive income, net of tax:
Change in postretirement plan	—	—	0.9	—	0.9
Change in interest rate swaps	—	—	19.8	—	19.8
Comprehensive income (loss)	—	—	20.7	(217.7)	(197.0)
Equity-based compensation	—	7.9	—	—	7.9
Other	—	(2.6)	—	—	(2.6)
Balance as of December 31, 2022	$1,463.0	$13.6	$34.8	$(153.1)	$1,358.3
Net loss	—	—	—	(209.8)	(209.8)
Other comprehensive loss, net of tax:
Change in postretirement plan	—	—	(1.1)	—	(1.1)
Change in interest rate swaps	—	—	(11.0)	—	(11.0)
Amortization of unrealized gain on de-designated interest rate swap	—	—	(3.8)	—	(3.8)
Comprehensive loss	—	—	(15.9)	(209.8)	(225.7)
Equity-based compensation	—	13.0	—	—	13.0
Taxes withheld on vested and settled restricted common units and other	—	(3.8)	—	—	(3.8)
Balance as of December 31, 2023	$1,463.0	$22.8	$18.9	$(362.9)	$1,141.8
Net loss	—	—	—	(211.2)	(211.2)
Other comprehensive loss, net of tax:
Change in postretirement plan	—	—	(1.1)	—	(1.1)
Change in designated interest rate swaps	—	—	1.5	—	1.5
Amortization of net unrealized gain on de-designated interest rate swaps	—	—	(5.5)	—	(5.5)
Comprehensive loss	—	—	(5.1)	(211.2)	(216.3)
Reclassification of equity awards	—	(15.6)			(15.6)
Equity-based compensation	—	1.9	—	—	1.9
Taxes withheld on vested and settled restricted common units and other	—	(2.3)	—	—	(2.3)
Balance as of December 31, 2024	$1,463.0	$6.8	$13.8	$(574.1)	$909.5

The accompanying notes are an integral part of these consolidated financial statements.

WINDSTREAM HOLDINGS II, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Background and Basis of Presentation:

Organizational Structure – Windstream Holdings II, LLC (“Holdings”), a Delaware limited liability company, together with its consolidated subsidiaries, (collectively, “Windstream,” “the Company,” “we,” or “our”), is a privately held company with no publicly registered debt or equity securities. Windstream Services, LLC (“Services” or the “Borrower”) is a wholly owned subsidiary of Holdings.

Foreign Ownership and Equity Interests – At its emergence from bankruptcy in September 2020, the Company issued 90.0 million equity units, consisting of approximately 15.6 million common units and approximately 74.4 million special warrants to purchase common units to holders of allowed first lien claims and participants in a $750.0 million rights offering. On June 2, 2023, the Federal Communications Commission (“FCC”) issued a final order approving the Company’s Petition for Declaratory Ruling regarding foreign equity and ownership interests of the Company. Issuance of this order triggered the automatic exchange of special warrants issued to certain equity holders for common units or limited rights common units in a one-to-one exchange. As a result of the FCC order, approximately 74.4 million special warrants became null, void and worthless as of June 9, 2023, the effective date of the exchange. Following the exchange, the Company had approximately 90.2 million common units issued and outstanding. There were no material impacts to the ownership structure or governance of the Company as a result of the exchange.

Description of Business – Windstream’s quality-first approach connects customers to new opportunities and possibilities by leveraging its nationwide network to deliver a full suite of advanced communications services. We provide fiber-based broadband to residential and small business customers in eighteen states, managed cloud communications and security services for large enterprises and government entities across the United States of America (“U.S.”), and tailored waves and transport solutions for carriers, content providers and large cloud computing and storage service providers in the U.S. and Canada. Our operations are organized into three business segments: Kinetic, Enterprise and Wholesale. The Kinetic segment serves consumer and small business customers in markets in which we are the incumbent local exchange carrier (“ILEC”) and provides services over network facilities operated by us. In addition to large business and wholesale customers with the majority of their service locations residing in ILEC markets, the Enterprise and Wholesale segments also serve customers in markets in which we are a competitive local exchange carrier (“CLEC”) and provide services over network facilities primarily leased from other carriers.

Consumer service revenues are generated from the provisioning of broadband and voice services to consumers. Enterprise and Kinetic business service revenues include revenues from managed communications services, integrated voice and data services, advanced data and traditional voice and long-distance services provided to large, mid-market and small business customers. Enterprise strategic revenues consist of recurring Secure Access Service Edge (“SASE”), Unified Communications as a Service, OfficeSuite UC®, Software Defined Wide Area Network and associated network access products and services. Enterprise revenues also include dynamic Internet protocol, dedicated Internet access, multi-protocol label switching services, and time-division multiplexing (“TDM”), voice and data services. Wholesale revenues include revenues from other communications services providers for special access circuits and fiber connections, voice and data transport services, and wireless backhaul services. Additionally, service revenues also include switched access revenues, mounts received from the Rural Digital Opportunity Fund (“RDOF”), federal and state Universal Service Fund (“USF”) revenues, end user surcharges and revenues from providing other miscellaneous services.

Sales revenues include sales of various types of communications equipment and products to customers including selling network equipment to contractors on a wholesale basis. Enterprise product sales include high-end data and communications equipment which facilitate the delivery of advanced data and voice services to enterprise customers. Sales revenues also include amounts recognized from sales-type leases for fiber where control of the fiber has transferred to the customer.

See Notes 7 and 14 for additional information regarding the Company’s business segments.

WINDSTREAM HOLDINGS II, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies and Changes:

Significant Accounting Policies

Consolidation – The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions have been eliminated, as applicable.

Use of Estimates – The preparation of financial statements, in accordance with accounting principles generally accepted in the U.S. (“U.S. GAAP”), requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. The estimates and assumptions used in the accompanying consolidated financial statements are based upon management’s evaluation of the relevant facts and circumstances as of the date of the consolidated financial statements. Actual results may differ from the estimates and assumptions used in preparing the accompanying consolidated financial statements, and such differences could be material.

Cash and Cash Equivalents – Cash and cash equivalents consist of highly liquid investments with original maturities of three months or less.

Restricted Cash – Deposits held as security for indebtedness under our corporate purchase card program and not available for use have been presented as restricted cash in the accompanying consolidated financial statements.

Accounts Receivable – Accounts receivable consist principally of amounts billed and currently due from customers and are generally unsecured and due within 30 days. The amounts due are stated at their net estimated realizable value. An allowance for credit losses is maintained to provide for the estimated amount of receivables that will not be collected. Concentration of credit risk with respect to accounts receivable is limited because a large number of geographically diverse customers make up our customer base. Due to varying customer billing cycle cut-offs, management must estimate service revenues earned but not yet billed at the end of each reporting period. Included in accounts receivable are unbilled revenues related to communications services and product sales of $20.3 million and $26.2 million as of December 31, 2024 and 2023, respectively.

Accounts receivable consists of the following as of December 31:

(Millions)	2024	2023
Accounts receivable	$330.8	$375.5
Less: Allowance for credit losses	(20.7)	(22.9)
Accounts receivable, net	$310.1	$352.6

Allowance for Credit Losses – Management estimates credit losses for trade receivables by aggregating similar customer types together to calculate expected default rates based on historical losses as a percentage of total aged receivables. These rates are then applied, on a monthly basis, to the outstanding balances staged by customer. In addition to continued evaluation of historical losses, forward-looking information and forecasts should be considered in determining credit loss estimates. Our current forecast methodology assesses historical trends to project future losses and is not forward-looking for potential economic factors that would change the credit loss model. Therefore, historical trends continue to be the most accurate expectation of future losses as the Company has defined rules around customers who can establish service. Our revenue and associated accounts receivable are based upon a recurring revenue structure whereby customers are billed in advance of service being provided over the ensuing 30 days and there is little month-to-month volatility in the composition of the customer base across all segments. Management is actively monitoring current economic conditions, including the impacts of inflation on our customers and their associated accounts receivable balances in order to adjust the allowance for credit losses accordingly. To date, no material risk has been identified; however, management will continue to monitor and make adjustments, as necessary.

WINDSTREAM HOLDINGS II, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies and Changes, Continued:

Activity in the allowance for credit losses consisted of the following:

(Millions)
Balance as of December 31, 2022	$20.4
Provision for estimated credit losses	49.6
Write-offs, net of recovered accounts	(47.1)
Balance as of December 31, 2023	$22.9
Provision for estimated credit losses	45.6
Write-offs, net of recovered accounts	(47.8)
Balance as of December 31, 2024	$20.7

Inventories – Inventories include finished goods consisting of network components to be installed into the network, equipment to be sold to customers and materials and supplies used for maintenance and repairs. Inventories are stated at the lower of cost or net realizable value. Cost is determined using either an average original cost or specific identification method of valuation.

Prepaid Expenses – Prepaid expenses primarily consist of prepaid services, rent, insurance, taxes, maintenance contracts, refundable deposits, and the current portion deferred contract costs recorded in accounting for revenue from contracts with customers. Prepayments are expensed on a straight-line basis over the corresponding life of the underlying agreements.

Other Current Assets – Other current assets primarily consist of receivables related to federal and state broadband grant programs and the current portion of interest rate swap agreements and contract assets recorded in accounting for revenue from contracts with customers. As of December 31, 2024, other current assets include a loss recovery insurance receivable of $85.0 million for insurance proceeds deemed probable of recovery (see Note 17).

Intangible Assets – Indefinite-lived intangible assets consist of spectrum licenses that provide the exclusive right to utilize designated radio frequency spectrum to provide telecommunication services. The spectrum licenses were purchased in the 3.5, 24, 28, and 37 gigahertz (“GHz”) airwave auctions conducted by the FCC in 2020 and 2019. The spectrum licenses have an initial term of 10 years and are subject to renewal by the FCC. Currently, there are no legal, regulatory, contractual, competitive, economic or other factors that would limit the useful life of the spectrum licenses. Management evaluates the useful life determination for the spectrum licenses each year to determine whether events and circumstances continue to support an indefinite useful life. Indefinite-lived intangible assets are not amortized and are tested for impairment annually or more frequently if events or changes in circumstances indicate that it is more likely than not that the asset is impaired.

Finite-lived intangible assets are initially recorded at estimated fair value. Customer relationships are amortized using the sum-of-the-years-digits method over the estimated lives of the customer relationships. All other finite-lived intangible assets are amortized using a straight-line method over the estimated useful lives. See Note 3 for additional information regarding intangible assets.

Property, Plant and Equipment – Property, plant and equipment is stated at original cost, less accumulated depreciation. Property, plant and equipment consists of central office equipment, office and warehouse facilities, outside communications plant, customer premise equipment, furniture, fixtures, vehicles, machinery, other equipment and software to support the business units in the distribution of telecommunications products. The costs of additions, replacements, substantial improvements and extension of the network to the customer premise, including related contract and internal labor costs, are capitalized, while the costs of maintenance and repairs are expensed as incurred. Capitalized internal labor costs include non-cash equity-based compensation and the matching contribution to the employee savings plan for those employees directly involved with construction activities. Depreciation expense was $758.8 million, $712.8 million, and $686.0 million for the years ended December 31, 2024, 2023 and 2022, respectively.

WINDSTREAM HOLDINGS II, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies and Changes, Continued:

Property, plant and equipment, net consisted of the following as of December 31:

(Millions)	Depreciable Lives	2024	2023
Land		$28.9	$31.1
Building and improvements	3-30 years	260.5	261.8
Central office equipment	3-25 years	1,840.5	1,656.2
Outside communications plant	7-40 years	1,726.8	1,634.1
Furniture, vehicles and other equipment	1-23 years	1,097.9	1,144.0
Tenant capital improvements	2-10 years	617.9	463.4
Construction in progress		446.9	445.0
		6,019.4	5,635.6
Less accumulated depreciation		(2,206.8)	(1,711.4)
Property, plant and equipment, net		$3,812.6	$3,924.2

Tenant capital improvements (“TCIs”) consist of capital expenditures for upgrades or replacements to the network assets leased from Uniti Group, Inc. (“Uniti”) that are funded by the Company and become the property of Uniti at the time such improvements are placed in service. TCIs are accounted for as leasehold improvements and are depreciated over the shorter of the estimated useful life of the asset or the remaining initial contractual term of the Uniti master leases. TCIs also include growth capital improvements (“GCIs”). Under the master lease agreements, GCIs initially funded by Windstream and for which reimbursement from Uniti has been requested, but not yet received are reflected as TCIs in property, plant and equipment, net and become the property of Uniti when placed in service. When reimbursements for GCIs are received from Uniti, the related TCIs are derecognized and become leased assets under the master lease agreements. GCI reimbursements received from Uniti totaled $230.8 million, $250.0 million and $238.0 million for the years ended December 31, 2024, 2023 and 2022, respectively.

Depreciation expense is computed using the straight-line method over the estimated useful lives of the related assets. When depreciable plant is retired or otherwise disposed of, the related cost and accumulated depreciation is deducted from the plant accounts, with the corresponding gain or loss reflected in operating results.

Interest is capitalized in connection with the acquisition or construction of plant assets. Capitalized interest is included in the cost of the asset with a corresponding reduction in interest expense. Capitalized interest was $16.7 million, $16.1 million and $6.6 million for the years ended December 31, 2024, 2023 and 2022, respectively.

Gain on Sale of Operating Assets – In March 2024, the Company sold certain of its unused IPv4 addresses for $104.3 million and received $103.5 million in cash, net of broker fees. Including other transaction-related expenses, the Company recognized a pretax gain of $103.2 million from the sale.

In October 2024, the Company entered into a purchase agreement to sell certain of its remaining unused IPv4 addresses in two separate tranches, with proceeds from the first tranche totaling approximately $26.1 million and proceeds from the second tranche totaling approximately $26.2 million. Neither tranche is contingent on the other for closing. The first tranche closed on December 2, 2024, and Windstream received $25.7 million in cash, net of broker fees and recognized a pretax gain equal to the amount of the cash proceeds. As further discussed in Note 18, the second tranche closed on February 18, 2025.

Net (Gain) Loss on Asset Retirements and Dispositions – In conjunction with the Company’s ongoing initiatives to migrate substantially all of its CLEC customers from TDM network equipment to newer technologies, replace existing ILEC copper cable with fiber optic cable, and reduce the number of leased and colocation sites, the Company retired certain property, plant and equipment, primarily consisting of TDM equipment and copper cable. Upon retirement, the Company wrote-off the remaining net book value of the related assets and recorded pretax losses totaling $12.2 million, $31.5 million and $61.6 million for the years ended December 31, 2024, 2023 and 2022, respectively. On an aggregate basis, the Company realized aggregate pretax gains from the disposal of vehicles and other assets of $4.4 million, $6.3 million and $1.5 million during 2024, 2023 and 2022, respectively.

WINDSTREAM HOLDINGS II, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies and Changes, Continued:

Windstream has received and expects to receive funds for capital expenditures to expand the availability and affordability of residential broadband service via direct grants or through the formation of public-private partnerships. These funds are accounted for as a reduction of the gross cost of the related capital expenditures. Under the master lease agreements, Uniti reimburses Windstream for GCIs on a gross basis. As previously discussed, when reimbursements for GCIs are received from Uniti, the related TCIs are derecognized. Differences in the amount of the GCI reimbursements and the carrying value of the TCIs are recognized as gains. During the years ended December 31, 2024, 2023 and 2022, the Company recorded pretax gains of $41.6 million, $27.0 million and $9.0 million, respectively, related to GCI reimbursements that exceeded the carrying value of TCIs at the time of reimbursement.

Asset Retirement Obligations – Asset retirement obligations are recognized in accordance with authoritative guidance on accounting for asset retirement obligations and conditional asset retirement obligations, which requires recognition of a liability for the fair value of an asset retirement obligation if the amount can be reasonably estimated. Asset retirement obligations include legal obligations to remediate the asbestos in certain buildings upon our exit, to properly dispose of chemically-treated telephone poles upon removal from service and to restore certain leased properties to their previous condition upon exit from the lease. Asset retirement obligations totaled $29.9 million and $27.5 million as of December 31, 2024 and 2023, respectively, and are included in other liabilities in the accompanying consolidated balance sheets.

Impairment of Long-Lived Assets – Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset group may not be recoverable from future, undiscounted net cash flows expected to be generated by the asset group. If the asset group is not fully recoverable, an impairment loss would be recognized for the difference between the carrying value of the asset group and its estimated fair value based on discounted net future cash flows.

Derivative Instruments – Derivative instruments are accounted for in accordance with authoritative guidance for recognition, measurement and disclosures about derivative instruments and hedging activities, including when a derivative or other financial instrument can be designated as a hedge. This guidance requires recognition of all derivative instruments at fair value as either assets or liabilities, depending on the rights or obligations under the related contracts, and accounting for the changes in fair value based on whether the derivative has been designated as, qualifies as and is effective as a hedge. Changes in fair value of cash flow hedges are recorded as a component of other comprehensive income (loss) in the current period. Cash settlements related to our cash flow hedges are presented in operating activities within the accompanying consolidated statements of cash flows. In the event a cash flow hedge is no longer highly effective, it will be de-designated and changes in fair value will be recognized in earnings in the current period. See Note 5 for additional information regarding the Company’s hedging activities and derivative instruments.

Revenue Recognition – Revenues from contracts with customers are earned primarily through the provisioning of telecommunications and other services and through the sale of equipment to customers and contractors. These services include a variety of communication and connectivity services for consumer and business customers including other carriers that use our facilities to provide services to their customers, as well as professional and integrated managed services provided to large enterprises and government customers. These revenues are accounted for under Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC 606”). Revenues that are not accounted for under ASC 606 are earned from leasing arrangements, federal and state USF programs and other regulatory-related sources and activities.

A contract’s transaction price, considering discounts given for bundled purchases and promotional credits, is allocated to each distinct performance obligation, a promise in a contract to transfer a distinct good or service to the customer, and recognized as revenue when, or as, the performance obligation is satisfied. While the majority of our contracts have multiple performance obligations, the revenue recognition pattern is generally not impacted by the allocation since the performance obligations are generally satisfied over the same period of time. When the method and timing of transfer and performance risk are the same, services are deemed to be highly interdependent. Highly interdependent, indistinct services are combined into a single performance obligation. Although each month of services promised is a separate performance obligation, the series of monthly service performance obligations promised over the course of the contract is deemed to be a single performance obligation for purposes of the allocation.

WINDSTREAM HOLDINGS II, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies and Changes, Continued:

For contracts with multiple performance obligations, the contract’s transaction price is allocated to each performance obligation based on the relative standalone selling price of each performance obligation in the contract. The standalone selling price is the estimated price the Company would charge for the good or service in a separate transaction with similar customers in similar circumstances. Identifying distinct performance obligations and determining the standalone selling price for each performance obligation within a contract with multiple performance obligations requires management judgment.

Performance obligations are satisfied over time as services are rendered or at a point in time depending on our evaluation of when the customer obtains control of the promised goods. Revenue is recognized when obligations under the terms of a contract with the customer are satisfied; generally, this occurs when services are rendered or control of the communication products is transferred. Service revenues are recognized over the period that the corresponding services are rendered to customers. Revenues that are billed in advance include monthly recurring network access and data services, special access and monthly recurring voice, Internet and other related charges. Revenues derived from other telecommunications services, including interconnection, long-distance and enhanced services are recognized monthly as services are provided. Telecommunications network maintenance revenue from indefeasible rights to use fiber optic network facility arrangements are generally recognized over the term of the related contract. Sales of communications products including customer premise equipment and modems are recognized when products are delivered to and accepted by customers.

In determining whether installation is a separate performance obligation, management evaluates, among other factors, whether other performance obligations are highly dependent upon installation requiring significant integration or customization or whether a customer can benefit from the installation with other readily available resources. In circumstances where customers can benefit from the installation with other readily available resources, installation is a separate performance obligation. Installation revenue is recognized when the installation is complete. In circumstances where other telecommunication service performance obligations are highly dependent upon installation, installation is not a separate purchase obligation, and accordingly, the installation fees are included in the transaction price allocated to and recognized with other telecommunication service performance obligations.

Fees assessed to customers for service activation are considered a material right in a month-to-month contract. These service activation fees are deferred and recognized as service revenue on a straight-line basis over the estimated life of the customer.

The Company has adopted the predominance practical expedient applicable to contracts with customers that include both lease and non-lease components and combines the lease and non-lease components into a single performance obligation for purposes of recognizing revenue from such contracts.

As a practical expedient, similar contracts or performance obligations are grouped together into portfolios of contracts or performance obligations when the result does not differ materially from considering each contract or performance obligation separately. The portfolio approach is applied for the following: service activations, installation services, certain promotional credits, commissions and other costs to fulfill a contract. Portfolios are recognized over the estimated life of the customer. Determining the estimated life of the customer requires management judgment.

The estimated life of customer relationships varies by customer type. Wholesale customer lives are estimated based on the average number of months each individual circuit is active. Business customer lives are based on average contract terms. Residential customer lives are estimated based on average customer tenure.

Certain contracts include discounts and promotional credits given to customers. Discounts and promotional credits are included in the transaction price. These estimates are based on historical experience and anticipated performance.

In determining whether to include in revenues and expenses, the taxes and surcharges assessed and collected from customers and remitted to government authorities, including USF charges, sales, use, value added and excise taxes, management evaluates, among other factors, whether the Company is the primary obligor or principal tax payer for the fees and taxes assessed in each jurisdiction in which it operates. In those jurisdictions for which the Company is the primary obligor, taxes and surcharges are recorded on a gross basis and included in revenues and costs of services and products. In jurisdictions in which the Company functions as a collection agent for the government authority, taxes are recorded on a net basis and the amounts excluded from revenues and costs of services and products.

WINDSTREAM HOLDINGS II, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies and Changes, Continued:

The Company offers third-party video services to customers. The third-party service provider retains control of the service and is the primary obligor. Accordingly, the Company records commissions received on a net basis.

See Note 7 for additional information regarding our revenues from contracts with customers including contract balances, remaining performance obligations, revenue by category and deferred contract costs.

Government Assistance – The Company receives federal and state governmental assistance in the form of subsidies and grants for either the construction of long-lived assets used in providing broadband service or to help offset the high cost of providing service to rural markets. In absence of specific U.S. GAAP related to the accounting for government grants applicable to for-profit entities, the Company considered the application of other authoritative accounting guidance by analogy and concluded that International Accounting Standard 20 – Accounting for Government Grants and Disclosures of Government Assistance (“IAS 20”) was the most appropriate authoritative guidance for recording and classifying federal and state governmental assistance received by the Company.

Under IAS 20, the accounting for government grants should be based on the nature of the expenditures which the grant is intended to compensate and should be recognized when there is reasonable assurance that the Company has met the requirements of the applicable program and there is reasonable assurance that the funding will be received. Grants that compensate Windstream for the cost of acquiring or constructing long-lived assets are recognized as a reduction in the cost of the related asset. If Windstream receives the grant funding upfront in advance of completing the related construction project, the Company establishes a liability for the portion of the grant funds received but not yet spent. The liability is then relieved on a pro rata basis as construction occurs and capital expenditures are incurred. Included in other current liabilities was $3.3 million as of December 31, 2024 for funding received but not yet spent. Conversely, if Windstream incurs capital expenditures prior to receiving the grant funds, the Company records a receivable equal to the amount of capital expenditures incurred to be funded by the grant. Included in other current assets were $63.3 million and $28.1 million as of December 31, 2024 and 2023, respectively, for funding not yet received.

Intercarrier Billing Disputes – The Company routinely disputes network access charges that are billed by other companies for access to their networks. Management has accrued amounts that it believes are adequate related to ongoing billing disputes. The reserves are subject to changes in estimates and management judgment as new information becomes available. Due to the length of time historically required to resolve these disputes, these matters may be resolved or require adjustment in future periods and relate to costs invoiced, accrued or paid in prior periods. Amounts recorded for billing disputes were not material as of December 31, 2024 and 2023. While management believes the reserves recorded for billing disputes are adequate as of December 31, 2024, it is possible that future adjustments to these reserves could be recorded and such adjustments could be significant.

Advertising – Advertising costs are expensed as incurred. Advertising expense totaled $53.8 million, $67.9 million and $64.8 million for the years ended December 31, 2024, 2023 and 2022, respectively.

Equity-based Compensation – The Company has issued equity-based awards in the form of time-based restricted common units, performance-based restricted common units and performance-based options. Compensation expense for time-based restricted units is measured at fair value on the date of the grant and recognized over the requisite service period. Compensation expense for performance-based restricted common units and options is measured at the grant date fair value and recognized when it is probable that the performance condition (e.g., occurrence of a liquidity or change-in-control event) will be achieved. Forfeitures are accounted for prospectively when they occur.

WINDSTREAM HOLDINGS II, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies and Changes, Continued:

Fair value of time-based restricted common units, performance-based common units and performance-based options was determined using a Black-Scholes option-pricing model that also utilizes a Monte Carlo simulation in determining fair value of the performance-based common units and options. To determine the underlying fair value of Windstream’s common units at the date of grant, the Company utilized independent third-party valuations that included a combination of an income approach, based on the present value of estimated future cash flows of the Company, and a market approach based on market data of comparable public companies to determine Windstream’s enterprise value and total equity value. The discounted cash flow model reflected our assumptions regarding revenue growth rates, cost structure, economic and market trends, and other expectations impacting our expected future operating results. The Company discounted the estimated cash flows using rates that represented a market participant’s weighted average cost of capital commensurate with the underlying business operations. The market approach developed an indication of fair value by calculating average market pricing multiples of revenues and earnings before interest, taxes, depreciation for selected peer publicly traded companies. Equal weighting was assigned to each valuation approach to determine the concluded underlying fair value of the Company’s common units on a per unit basis.

Compensation expense for equity-based awards is included in cost of services and selling, general and administrative expenses in the accompanying consolidated statements of operations. See Note 11 for additional information relating to equity-based awards.

Pension Benefits – Changes in the fair value of plan assets and actuarial gains and losses due to actual experience differing from actuarial assumptions, are recognized as a component of net periodic pension expense in the fourth quarter in the year in which the gains and losses occur, and if applicable in any quarter in which an interim remeasurement is required. The remaining components of net periodic pension expense, primarily benefits earned, interest cost and expected return on plan assets, are recognized ratably on a quarterly basis. See Note 10 for additional information regarding actuarial assumptions, net periodic pension expense, projected benefit obligation, plans assets, future contributions and payments.

Leases – The Company leases network assets and equipment, real estate, office space and office equipment. Leases with an initial term of 12 months or less are not recorded on the balance sheet, and lease expense for these leases is recognized on a straight-line basis over the lease term. Lease agreements with lease and nonlease components are generally accounted for separately. For certain agreements in which the Company leases space for data storage and communications equipment within data centers, central offices of other interexchange carriers and alternative access providers, Windstream accounts for the lease and nonlease components as a single lease component when the timing and pattern of transfer of the lease and nonlease components are identical, and the lease classification would have been an operating lease absent the combination.

Windstream uses an incremental borrowing rate when the rates implicit in the leases are not readily determinable. The incremental borrowing rates are based on a bond yield curve derived from publicly-traded bond offerings of telecommunications companies with similar credit characteristics that approximate the interest rates that Windstream would incur to borrow on a collateralized basis over a similar period of time as the average remaining lease term of our existing lease portfolio. Following the completion of debt refinancing transactions in October 2024 (see Note 4), the incremental borrowing rates are based on Windstream’s secured borrowing rates. Windstream applies the incremental borrowing rate to new leases entered into during the period.

Certain of our lease agreements include rental payments adjusted periodically for inflation. Lease liabilities are not remeasured as a result of changes to the inflation index. Changes to the inflation index are treated as variable lease payments and recognized in the period in which the obligation for those payments was incurred. Our lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The exercise of lease renewal options is at our sole discretion. At inception of a lease, the lease term is generally equal to the initial lease term as a renewal is not reasonably certain at inception. Subsequent renewals are treated as lease modifications. Due to the nature and expected use of the leased assets, exercise of renewal options is reasonably certain for month-to-month fiber, colocation, point of presence and rack space leases. The lease term is based on the average lease term for similar assets or expected period of use of the underlying asset. The Company applies a portfolio approach to effectively account for the operating lease right-of-use asset and liability for these low-dollar, high-volume leases. Certain leases also include options to purchase the leased property.

WINDSTREAM HOLDINGS II, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies and Changes, Continued:

Generally, lease agreements that include a bargain purchase option, transfer of ownership, contractual lease term equal to or greater than 75 percent of the remaining estimated economic life of the leased facilities or equipment or present value of minimum lease payments equal to or greater than 90 percent of the fair value of the leased facilities or equipment are accounted for as finance leases.

Leasehold improvements are amortized over the shorter of the estimated useful life of the asset or the lease term, including renewal option periods that are reasonably assured.

Income Taxes – Income taxes are accounted for in accordance with guidance on accounting for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax balances are adjusted to reflect tax rates based on currently enacted tax laws, which will be in effect in the years in which the temporary differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period of the enactment date. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets unless it is more likely than not that such assets will be realized. Uncertain tax positions are accounted for in accordance with authoritative guidance which prescribes a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. Our evaluations of tax positions consider various factors including, but not limited to, changes in tax law, the measurement of tax positions taken or expected to be taken in tax returns, the effective settlement of matters subject to audit, information obtained during in process audit activities and changes in facts or circumstances related to a tax position. Potential interest and penalties related to unrecognized tax benefits are accrued for in income tax benefit (expense). The Company uses the portfolio approach for releasing income tax effects from accumulated other comprehensive income.

Loss Per Unit – The Company computes basic and diluted loss per unit by dividing net loss applicable to common units and special warrants by the weighted average number of common units and special warrants outstanding during each period. Because the special warrants were convertible into common units for no additional consideration and were exchanged for common units upon receipt of the FCC order previously discussed in Note 1, the special warrants are included in the number of outstanding units for both basic and diluted loss per unit.

Vested unsettled time-based restricted units include a non-forfeitable right to receive dividend equivalent distributions on a one-to-one per unit ratio to common units and therefore are considered participating securities and would be included in the computation of earnings per unit pursuant to the two-class method. Calculations of earnings per unit under the two-class method exclude from the numerator any dividends paid or owed to participating securities and any undistributed earnings considered to be attributable to participating securities. The related participating securities are similarly excluded from the denominator.

Potentially dilutive securities include incremental shares issuable upon vesting of time-based restricted common units. Unvested time-based restricted common units are included in the computation of dilutive earnings per unit using the treasury stock method. Dilutive earnings (loss) per unit excludes all potentially dilutive securities if their effect is anti-dilutive.

The Company has also issued performance-based options and performance-based restricted common units as part of its equity-based compensation plan. For these performance-based awards, the right to receive dividend equivalent distributions is forfeited if the awards do not vest and therefore are considered non-participating securities under the two-class method until the performance conditions have been satisfied. Because vesting of these performance-based awards is conditioned upon the occurrence of a change in control or liquidity event, they are excluded in the computation of diluted earnings (loss) per unit until it is probable that a change in control or liquidity event will occur.

WINDSTREAM HOLDINGS II, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies and Changes, Continued:

A reconciliation of net loss and number of units used in computing basic and diluted loss per unit was as follows for the years ended December 31:

(Millions, except per unit amounts)	2024	2023	2022
Basic and diluted loss per unit:
Numerator:
Net loss attributable to common units	$(211.2)	$(209.8)	$(217.7)
Denominator:
Basic and diluted units outstanding
Weighted average common units outstanding	90.7	57.3	15.6
Weighted average special warrants outstanding	—	32.9	74.4
Weighted average basic and diluted units outstanding	90.7	90.2	90.0
Basic and diluted loss per unit:
Net loss	$(2.33)	$(2.33)	$(2.42)

The effect of unvested time-based restricted common units has been excluded from the computation of diluted shares because their inclusion would have an anti-dilutive effect due to the reported net losses in each year. There were 0.2 million, 0.6 million and 0.8 million unvested time-based restricted common units outstanding as of December 31, 2024, 2023 and 2022, respectively.

Recently Adopted Accounting Standards

Segment Reporting – In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280) - Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which requires that a public entity disclose, on an interim and annual basis, significant segment expense categories and amounts that are regularly provided to its chief operating decision maker (“CODM”) and included in each reported measure of segment profit or loss. An entity must also disclose, by reportable segment, the amount and composition of other expenses. The standard also requires an entity to disclose the title and position of its CODM and explain how the CODM uses the reported measures in assessing segment performance and determining how to allocate resources. ASU 2023-07 was effective for fiscal years beginning after December 15, 2023 and interim periods in fiscal years beginning after December 15, 2024. The amendments in ASU 2023-07 are to be applied on a retrospective basis. As required, the Company adopted ASU 2023-07 on a retrospective basis for annual reporting periods effective January 1, 2024 and updated its business segment disclosures (see Note 14) to comply with the standard’s new disclosure requirements. As ASU 2023-07 only impacted business segment disclosures, the adoption of this standard did not impact the Company’s consolidated financial position, results of operations or cash flows.

Recently Issued Authoritative Guidance

Income Taxes – In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740) - Improvements to Income Tax Disclosures (“ASU 2023-09”). The standard intends to improve transparency about income tax information primarily through changes to the tax rate reconciliation and income taxes paid disclosures. ASU 2023-09 will require entities on an annual basis to disclose a tabular rate reconciliation using both percentages and dollar amounts that includes specific categories of reconciling items and to provide additional information for reconciling items that meet a specified quantitative threshold. ASU 2023-09 also requires entities to disclose on an annual basis the amount of income taxes paid (net of refunds received) disaggregated by federal, state and foreign jurisdictions and for individual jurisdictions in which income taxes paid (net of refunds received) is equal to or greater than 5 percent of total income taxes paid (net of refunds received). ASU 2023-09 is effective for fiscal years beginning after December 15, 2024, which is January 1, 2025 for the Company, with early adoption permitted. The amendments in ASU 2023-09 are to be applied on a prospective basis, although retrospective application is permitted. The Company is currently in the process of evaluating the impacts of this guidance to the income tax disclosures included within its consolidated financial statements.

WINDSTREAM HOLDINGS II, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies and Changes, Continued:

Disaggregation of Expenses – In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income (Topic 220) - Expense Disaggregation Disclosures (“ASU 2024-03”). This update requires public business entities to provide more detailed disclosure in the notes to the financial statements of certain categories of expenses, such as purchases of inventory, employee compensation, depreciation, and intangible asset amortization, that are components of existing captions presented on the face of the statement of operations. ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027, with early adoption permitted. The amendments in ASU 2024-03 may be applied either prospectively or retrospectively. The Company is currently evaluating the impact that ASU 2024-03 will have on its financial statement presentation and disclosures.

3. Intangible Assets, Net:

Indefinite-lived intangible assets were as follows as of December 31:

(Millions)	2024	2023
FCC Spectrum licenses	$78.9	$78.9

The Company acquired wireless spectrum licenses in the 3.5, 24, 28 and 37 GHz bands in auctions conducted by the FCC during 2020 and 2019 for $78.9 million. The spectrum licenses have an initial term of 10 years and are subject to renewal by the FCC. Currently, there are no legal, regulatory, contractual, competitive, economic or other factors that would limit the useful life of the spectrum, and therefore, the licenses are considered indefinite-lived intangible assets. As of December 31, 2024, the weighted average remaining renewal period for the acquired spectrum licenses was 5.6 years. The Company elected to perform a qualitative impairment assessment in 2024 and concluded that its wireless spectrum licenses were not impaired.

The gross carrying amount and accumulated amortization of finite-lived intangible assets by major category were as follows as of December 31:

	2024			2023
(Millions)	Gross Cost	Accumulated Amortization	Net Carrying Value	Gross Cost	Accumulated Amortization	Net Carrying Value
Customer relationships	$402.5	$(398.4)	$4.1	$402.5	$(365.8)	$36.7
Trade names	154.0	(32.9)	121.1	154.0	(25.2)	128.8
Right-of-way (a)	42.8	(2.4)	40.4	—	—	—
Product names	2.5	(1.1)	1.4	2.5	(0.9)	1.6
Total	$601.8	$(434.8)	$167.0	$559.0	$(391.9)	$167.1

(a)	On March 27, 2024, the Company executed an amended non-exclusive right of way agreement for the period May 31, 2024 to December 31, 2034. Under terms of the amended agreement, Windstream will pay a total of $74.1 million payable on an annual basis escalating from $1.6 million in 2024 to $9.2 million in 2034. Accordingly, as of May 31, 2024, the Company recognized a right-of-way intangible asset and a related contractual liability of $42.8 million equal to the present value of the total future annual payments due under the agreement.

WINDSTREAM HOLDINGS II, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. Intangible Assets, Net, Continued:

The amortization methodology and useful lives for finite-lived intangible assets were as follows:

Intangible Assets	Amortization Methodology	Estimated Useful Life
Customer relationships	sum of years digits	4 - 5 years
Trade names	straight-line	20 years
Right-of-way	straight-line	10.6 years
Product names	straight-line	10 years

Amortization expense for intangible assets subject to amortization for the years ended December 31, 2024, 2023 and 2022 was $42.9 million, $78.0 million, and $115.4 million, respectively. Amortization expense for intangible assets subject to amortization was estimated to be as follows for each of the years ended December 31:

Year	(Millions)
2025	$16.1
2026	12.0
2027	12.0
2028	12.0
2029	12.0
Thereafter	102.9
Total	$167.0

4. Debt:

Debt was as follows as of December 31:

(Millions)	2024	2023
Issued by Services:
Senior secured 2024 term loan - variable rate, due October 1, 2031 (a)	$500.0	$—
Senior first lien notes - 8.250%, due October 1, 2031 (a)	2,200.0	—
Super senior incremental term loan - variable rate, due February 23, 2027 (a)	—	250.0
Senior secured term loan facility - variable rate, due September 21, 2027 (a)	—	711.6
Senior first lien notes - 7.750%, due August 15, 2028 (a)	—	1,400.0
Senior secured revolving credit facility - variable rate, due January 23, 2027	—	—
Unamortized net premium (discount) on long-term debt (b)	30.1	(32.4)
Unamortized debt issuance costs (b)	(58.1)	(2.7)
	2,672.0	2,326.5
Less current portion	—	(7.5)
Total long-term debt	$2,672.0	$2,319.0

(a)	On October 4, 2024 and December 23, 2024, Windstream completed refinancing transactions which resulted in the issuance of new debt and the repayment in full of certain debt obligations, as further discussed below.

(b)	Amounts are amortized using the interest method over the life of the related debt instrument.

WINDSTREAM HOLDINGS II, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. Debt, Continued:

Credit Agreement – Pursuant to the Credit Agreement, by and between the Borrower, Holdings, JPMorgan Chase Bank, N.A., as Administrative and Collateral Agent, and Lender Parties, dated September 21, 2020 (the “Credit Agreement”), the Borrower obtained (a) a “first out” senior secured revolving credit facility in an aggregate committed amount of up to $500.0 million and (b) a senior secured first lien term loan facility (the “Term Loan”) in an aggregate principal amount of $750.0 million. The proceeds of loans extended under the credit facilities may be used (i) for working capital and other general corporate purposes (ii) to pay transaction costs, professional fees and other obligations and expenses incurred in connection with the credit facilities, and (iii) for permitted acquisitions, capital expenditures and transaction costs.

In November 2022, Services executed incremental amendments to the Credit Agreement to provide for the following: (1) issuance of a new $250.0 million super senior incremental term loan (the “Incremental Term Loan”), (2) transition of the variable interest rate on the existing Term Loan from London Interbank Offering Rate (“LIBOR”) to Secured Overnight Financing Rate (“SOFR”) and (3) extension of the maturity of the senior secured revolving credit facility from September 21, 2024 to January 23, 2027. The Incremental Term Loan was issued at a discount of $12.5 million. Debt issuance costs of $3.4 million associated with the Incremental Term Loan were capitalized and are being amortized over the life of the loan. The Incremental Term Loan bore interest, at the option of the Borrower, at a rate equal to SOFR plus a 0.10 percent credit spread adjustment with a floor of 0.50 percent plus 4.00 percent per annum or a base rate plus 3.00 percent.

Following the transition from LIBOR, the Term Loan bore interest, at the option of the Borrower, at a rate equal to SOFR plus a 0.10 percent credit spread adjustment with a floor of 1.00 percent plus a margin of 6.25 percent per annum or a base rate plus 5.25 percent. Previously, the Term Loan bore interest, at the option of Borrower, at a rate equal to either LIBOR plus 6.25 percent or a base rate plus 5.25 percent. The Term Loan was subject to quarterly amortization payments in an aggregate amount equal to 0.25 percent of the initial principal amount of the loan with the remaining balance payable at maturity.

Effective September 21, 2024, the borrowing capacity under the amended senior secured revolving credit facility decreased from $500.0 million to $475.0 million of capacity through January 23, 2027. Loans under the amended senior secured revolving credit facility will bear interest, at the option of the Borrower, at a rate equal to SOFR plus a 0.10 percent credit spread adjustment with a floor of 1.00 percent plus a margin of 3.25 percent per annum or a base rate plus 2.25 percent subject to two step downs of 25 basis points each based on the achievement of certain first lien secured leverage ratios.

During 2024 and 2023, Services borrowed $222.0 million and $520.0 million under the senior secured revolving credit facility and repaid all of these borrowings by the end of the year. Considering letters of credit of $184.0 million, the amount available for borrowing under the amended senior secured revolving credit facility was $291.0 million as of December 31, 2024.

For the year ended December 31, 2024, the variable interest rate on borrowings outstanding under the senior secured revolving credit facility ranged from 10.50 percent to 10.75 percent, and the weighted average rate on amounts outstanding was 10.74 percent. Comparatively, during the year ended December 31, 2023, the variable interest rate on borrowings outstanding under the senior secured revolving credit facility ranged from 7.93 percent to 10.75 percent, and the weighted average rate on amounts outstanding was 9.54 percent. During 2022, the variable interest rate on borrowings outstanding under the senior secured revolving credit facility ranged from 3.75 percent to 9.25 percent, and the weighted average rate on amounts outstanding was 6.88 percent.

For the year ended December 31, 2024, the variable interest rate on the Term Loan ranged from 11.20 percent to 11.71 percent, and the weighted average rate on amounts outstanding on the Term Loan was 11.67 percent. Comparatively, during the year ended December 31, 2023, the variable interest rate on the Term Loan ranged from 10.67 percent to 11.71 percent, and the weighted average rate on amounts outstanding on the Term Loan was 11.37 percent. During 2022, the variable interest rate on the Term Loan ranged from 7.25 percent to 10.67 percent, and the weighted average rate on amounts outstanding on the Term Loan was 7.61 percent.

For the year ended December 31, 2024, the variable interest rate on borrowings outstanding under the Incremental Term Loan ranged from 8.95 percent to 9.46 percent, and the weighted average rate on amounts outstanding was 9.42 percent. Comparatively, during the year ended December 31, 2023, the variable interest rate on borrowings outstanding under the Incremental Term Loan ranged from 8.42 percent to 9.46 percent, and the weighted average rate on amounts outstanding was 9.12 percent. During 2022, the variable interest rate on borrowings outstanding under the Incremental Term Loan ranged from 8.05 percent to 8.42 percent, and the weighted average rate on amounts outstanding was 8.14 percent.

WINDSTREAM HOLDINGS II, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. Debt, Continued:

As further discussed in Note 5, Services has entered into two interest rate swaps to hedge a portion of its variable rate debt. As of December 31, 2024, all of Services’ long-term debt was fixed rate debt, when considering the effects of the interest rate swaps.

Consent Solicitation

On September 18, 2024, Windstream completed a consent solicitation pursuant to which it received the requisite consents from holders of the $1.4 billion aggregate principal amount of 7.75 percent senior first lien notes due August 15, 2028 (the “2028 Notes”) to amend the related indenture to allow for, but not require, the collapse of Uniti’s and Windstream’s separate debt silos upon the closing of the anticipated merger between Uniti and Windstream (“the Merger”). See Note 16 for further discussion of the Merger. In completing the consent solicitation, Windstream agreed to pay the holders of the 2028 Notes a consent fee totaling $16.8 million, payable prior to the closing of the Merger.

Refinancing Transactions

On October 4, 2024, Services and Windstream Escrow Finance Corp. (collectively, the “Co-Issuers”), each a subsidiary of Windstream, issued $800.0 million aggregate principal amount of 8.250 percent senior first lien notes due October 1, 2031 (the “2031 Notes”). The 2031 Notes were issued at par and are guaranteed on a senior secured basis by certain of the Co-Issuers’ direct and indirect wholly-owned domestic subsidiaries. The indenture governing the 2031 Notes contains provisions that allow for the collapse of Uniti’s and Windstream’s separate debt silos (the “Post-Closing Reorganization”) upon the closing of the Merger. The 2031 Notes will not be registered under the Securities Act of 1933, as amended (the “Securities Act”) or any state securities laws. As such, the 2031 Notes may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and any applicable state securities laws.

Concurrent with the issuance of the 2031 Notes, the Co-Issuers agreed upon amendments to the Credit Agreement and incurred $500.0 million of incremental borrowings under a new senior secured first lien term loan (the “2024 Term Loan”). The 2024 Term Loan was issued at a discount of $2.5 million, matures on October 1, 2031, and bears interest based on a floating rate plus a margin (which at Services’ election, may be the base rate plus 3.750 percent or the adjusted term SOFR rate plus 4.75 percent (as defined in the Credit Agreement), with a floor for the adjusted term SOFR rate of 0.0 percent). For the year ended December 31, 2024, the variable interest rate on the 2024 Term Loan ranged from 9.21 percent to 9.71 percent, and the weighted average rate on amounts outstanding on the 2024 Term Loan was 9.54 percent.

The Co-Issuers used the net proceeds from the issuance of the 2031 Notes and 2024 Term Loan to fully repay borrowings outstanding under the Credit Agreement consisting of the Term Loan and Incremental Term Loan and to pay fees and expenses, including accrued and unpaid interest. The remaining proceeds will be used for general corporate purposes to invest in the Company’s network and other capital expenditures.

On December 23, 2024, the Co-Issuers issued $1.4 billion aggregate principal amount of additional 2031 Notes, which form a single class of debt securities with, and are fungible with, the initial $800.0 million aggregate principal amount of 2031 Notes issued on October 4, 2024, as discussed above. The additional 2031 Notes are governed by the 2031 Notes Indenture and mature on October 1, 2031, unless earlier repurchased or redeemed in accordance with their terms prior to that date. The additional 2031 Notes were issued at a premium of $52.5 million and are guaranteed on a senior secured basis by certain of the Co-Issuers’ direct and indirect wholly-owned domestic subsidiaries. The Co-Issuers used the net proceeds from the issuance of the additional 2031 Notes to fund the redemption in full of the 2028 Notes and to pay all related premiums, fees and expenses, including accrued and unpaid interest.

Upon completion of the above refinancing transactions, all outstanding indebtedness of Windstream permit the Post-Closing Reorganization, and as of December 31, 2024, there are no maturities of long-term debt prior to October 1, 2031.

WINDSTREAM HOLDINGS II, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. Debt, Continued:

Loss on Early Extinguishment of Debt

In connection with the October and December 2024 refinancing transactions, Services incurred $46.2 million in arrangement, legal and other third-party fees and paid a call premium to holders of the 2028 Notes of $27.1 million. At the time of completing the refinancing transactions, there were $28.3 million in unamortized discount and debt issuance costs related to the Term Loan, Incremental Term Loan and 2028 Notes and $15.8 million in unamortized consent fees related to the 2028 Notes. Based on an analysis of participating creditors, Services concluded that a portion of the refinancing transactions should be accounted for as a debt modification and the remainder as a debt extinguishment. For the portion accounted for under the extinguishment method of accounting, Services recognized a pretax loss on the early extinguishment of debt totaling $18.5 million, consisting of the write-off of a portion of the call premium of $7.7 million, the write-off of a portion of the unamortized discount and debt issuance costs totaling $6.3 million and the write-off of $4.5 million in unamortized consent fees. The remaining $19.4 million of call premium, $11.3 million in unamortized consent fees and $22.0 million of unamortized discount and debt issuance costs were deferred and amortized over the term of the new debt obligations in accordance with debt modification accounting. The $46.2 million in arrangement, legal and other third-party fees were allocated on a lender-by-lender basis to creditors resulting in $20.2 million of fees expensed as additional interest expense under debt modification accounting, while the remaining $26.0 million of fees were capitalized and amortized over the terms of the new debt obligations in accordance with the extinguishment method of accounting.

Debt Covenants and Compliance

The amended Credit Agreement includes usual and customary negative covenants for loan agreements of this type, including covenants limiting Borrower and its restricted subsidiaries’ (other than certain covenants therein which are limited to subsidiary guarantors) ability to, among other things, incur additional indebtedness, create liens on assets, make investments, loans or advances, engage in mergers, consolidations, sales of assets and acquisitions, pay dividends and distributions and make payments in respect of certain material payment subordinated indebtedness, in each case subject to customary exceptions for loan agreements of this type. The amended Credit Agreement also includes certain customary representations and warranties, affirmative covenants and events of default, including, but not limited to, payment defaults, breaches of representations and warranties, covenant defaults, certain events under Employee Retirement Income Security Act (“ERISA”), unstayed judgments in favor of a third party involving an aggregate liability in excess of a certain threshold, change of control, specified governmental actions having a material adverse effect or condemnation or damage to a material portion of the collateral.

The terms of the Amended Credit Agreement and indenture for 2031 Notes include customary covenants that, among other things, require the Company to maintain certain financial ratios and restrict its ability to incur additional indebtedness. These financial ratios include a maximum leverage ratio of 3.25 to 1.0 and a maximum first lien secured leverage ratio of 2.25 to 1.0 for the Amended Credit Agreement. For the indenture for the 2031 Notes, these financial ratios include a maximum leverage ratio of 3.50 to 1.0 and a maximum first lien secured leverage ratio of 2.25 to 1.0. As of December 31, 2024, the Company was in compliance with all of its debt covenants.

As legally structured, the Merger will not trigger a change in control under the amended Credit Agreement or the 2031 Notes Indenture, and accordingly, will not affect the Company’s compliance with its debt covenants (see Note 16 for further discussion of the Merger).

Certain properties of the Company are pledged as collateral to secure long-term debt obligations of Services. The obligations under Services’ senior secured credit facility and indenture governing the 2031 Notes are secured by liens on all of the personal property assets and the related operations of the Company’s subsidiaries who are guarantors of the senior secured credit facility and 2031 Notes.

WINDSTREAM HOLDINGS II, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. Debt, Continued:

Interest Expense

Interest expense was as follows for the years ended December 31:

(Millions)	2024	2023	2022
Interest expense - long-term debt	$258.3	$234.6	$186.3
Interest expense - finance leases and other	11.9	10.3	10.3
Effects of interest rate swaps	(13.9)	(19.2)	(4.6)
Less capitalized interest expense	(16.7)	(16.1)	(6.6)
Total interest expense	$239.6	$209.6	$185.4

5. Derivatives:

Set forth below is information related to interest rate swap agreements as of December 31:

(Millions)	2024	2023
Designated portion, measured at fair value:
Other current assets	$7.7	$10.8
Other assets	$—	$5.6
Other current liabilities	$0.1	$0.1
Other liabilities	$1.5	$5.0
Accumulated other comprehensive income (loss)	$3.9	$(2.4)
De-designated portion, unamortized value:
Accumulated other comprehensive income	$2.8	$14.3

Changes in derivative instruments were as follows for the years ended December 31:

(Millions)	2024	2023	2022
Designated interest rate swaps:
Changes in fair value, net of tax	$6.5	$(0.3)	$23.3
Reclassification of net unrealized gains, net of tax	$(5.0)	$(10.7)	$(3.5)
De-designated interest rate swaps:
Reclassification of net unrealized gains, net of tax	$(5.5)	$(3.8)	$—

As of December 31, 2024, the Company expects to recognize net gains of $5.1 million, net of taxes, in interest expense during the next twelve months for interest settlements related to its interest rate swap agreements.

Services enters into interest rate swap agreements to mitigate its exposure to the variability in cash flows on a portion of its floating-rate debt, consisting of the $500.0 million 2024 Term Loan and borrowings under the senior secured revolving credit facility. As of December 31, 2024, Services was party to two pay fixed, receive variable interest rate swap agreements with the same bank counterparty. The variable rate received resets on the first day of the floating rate calculation period specified in the respective interest rate swap agreements. Services has designated both swaps as cash flow hedges of the interest rate risk inherent in borrowings outstanding under the Credit Agreement due to changes in the benchmark interest rate.

WINDSTREAM HOLDINGS II, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. Derivatives, Continued:

The first swap has a notional value of $300.0 million matures on October 31, 2025, and the variable rate received was the one-month U.S. Dollar-London Interbank Offered Rate-British Bankers Association (“USD-LIBOR-BBA”) rate subject to a minimum of 1.0 percent. On May 11, 2023, the Company sold to the respective bank counterparty the 1.0 percent floor component and amended the interest rate swap agreement resulting in a change in the fixed interest rate paid from 1.1012 percent to 1.1422 percent. The variable rate received, notional value and maturity date of the amended swap were the same as the original swap. As a result of the sale, Services discontinued hedge accounting for the original swap. Because the Company concluded that it was probable that the original hedged transactions (future interest payments) would still occur, the risk of the variability of future cash flows was not eliminated upon discontinuance of hedge accounting. Accordingly, unrealized gains deferred in accumulated other comprehensive income related to the discontinued hedging relationship as of May 11, 2023, of approximately $19.4 million are being amortized on a straight-line basis to interest expense over the remaining contractual term of the original swap.

USD LIBOR-based rates ceased to be published after June 30, 2023. As a result, the variable rate received on both interest rate swaps transitioned to the U.S. Dollar Secured Overnight Financing Rate fallback rate (“USD-SOFR”) for both valuations and settlements, beginning on July 27, 2023.

The second interest rate swap was entered into by Services effective October 31, 2023, and had a notional value of $200.0 million and matured on October 31, 2026. The fixed rate paid was 4.7030 percent and the variable rate received was the one-month USD-SOFR rate (not subject to a floor). This swap replaced a $200.0 million notional value interest rate swap, which matured and terminated on October 31, 2023. The fixed rate paid on the terminated swap was 1.0290 percent and the variable rate received was the one-month USD-LIBOR-BBA rate subject to a minimum of 1.0000 percent before also transitioning to the USD-SOFR fallback rate beginning on July 27, 2023.

In conjunction with the October 4, 2024 debt refinancing transactions discussed in Note 4, on October 7, 2024, Services extended the maturity of the $200.0 million pay fixed, receive variable interest rate swap agreement from October 31, 2026 to October 31, 2029. In completing this blend and extend transaction, the fixed rate paid decreased from 4.7030 percent to 4.1730 percent. The variable rate received on the extended interest rate swap remains the one-month USD-SOFR rate (not subject to a floor) that resets on the first day of the floating rate calculation period specified in the swap agreement. Services has designated the extended swap as a cash flow hedge of the interest rate risk inherent in borrowings outstanding under its Credit Agreement due to changes in the benchmark interest rate. As a result of this transaction, Services discontinued hedge accounting for the original swap. Because Windstream concluded that it was probable that the original hedged transactions (future interest payments) would still occur, the risk of the variability of future cash flows was not eliminated upon discontinuance of hedge accounting. Accordingly, unrealized losses deferred in accumulated other comprehensive income related to the discontinued hedging relationship as of October 7, 2024, of approximately $4.2 million are being amortized on a straight-line basis to interest expense over the remaining contractual term of the original swap.

All or a portion of the change in fair value of the interest rate swap agreements recorded in accumulated other comprehensive income may be recognized in earnings in certain situations. If Services extinguishes all of its variable rate debt, or a portion of its variable rate debt such that the outstanding notional amount of the swaps exceeds the outstanding notional amount of variable rate debt, all or a portion of the change in fair value of the swaps may be recognized in earnings. In addition, the change in fair value of the swaps may be recognized in earnings if the Company determines it is no longer probable that it will have future variable rate cash flows to hedge against. The Company has assessed the counterparty risk and determined that no substantial risk of default exists as of December 31, 2024, because the counterparty is a bank with a current credit rating at or above A, as determined by Moody’s Ratings, Standard & Poor’s Corporation and Fitch Ratings.

The swap agreements with the bank counterparty contain cross-default provisions whereby if Services were to default on certain indebtedness and that indebtedness were to be accelerated, it could result in the counterparty terminating the outstanding swap agreements with Services. Were such a termination to occur, the party that was in a liability position under the applicable swap at the time of such termination would be required to pay the value of the swap, as determined in accordance with the terms of the applicable swap agreement, to the other party. Services’ obligations to its swap counterparty are secured under the Credit Agreement and Services does not post any separate collateral to the bank counterparty to its interest rate swap agreements.

WINDSTREAM HOLDINGS II, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. Derivatives, Continued:

Balance Sheet Offsetting

Services is party to master netting arrangements, which are designed to reduce credit risk by permitting net settlement of transactions, with counterparties. For financial statement presentation purposes, the Company does not offset assets and liabilities under these arrangements.

The following table presents the Company’s derivative assets subject to an enforceable master netting arrangement as of December 31, 2024 and 2023.

	Gross Amount of Assets	Gross Amount Not Offset in the Consolidated Balance Sheets
Millions	Presented in the Consolidated Balance Sheets	Financial Instruments	Cash Collateral Received	Net Amount
December 31, 2024:
Interest rate swaps	$7.7	$(1.6)	$—	$6.1
December 31, 2023:
Interest rate swaps	$16.4	$(5.1)	$—	$11.3

Information pertaining to derivative liabilities was as follows:

	Gross Amount of Liabilities	Gross Amount Not Offset in the Consolidated Balance Sheets
Millions	Presented in the Consolidated Balance Sheets	Financial Instruments	Cash Collateral Received	Net Amount
December 31, 2024:
Interest rate swaps	$1.6	$(1.6)	$—	$—
December 31, 2023:
Interest rate swaps	$5.1	$(5.1)	$—	$—

6. Fair Value Measurements:

Fair value of financial and non-financial assets and liabilities is defined as an exit price, representing the amount that would be received to sell an asset or transfer a liability in an orderly transaction between market participants. Authoritative guidance defines the following three tier hierarchy for assessing the inputs used in fair value measurements:

Level 1 – Quoted prices in active markets for identical assets or liabilities

Level 2 – Observable inputs other than quoted prices in active markets for identical assets or liabilities

Level 3 – Unobservable inputs

The highest priority is given to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority is given to unobservable inputs (level 3 measurement). Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The assessment of the significance of a particular input to the fair value measurement requires management judgment and may affect the determination of fair value of assets and liabilities and their placement within the fair value hierarchy levels.

WINDSTREAM HOLDINGS II, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. Fair Value Measurements, Continued

Financial instruments consist primarily of cash, cash equivalents, restricted cash, accounts receivable, accounts payable, interest rate swaps and long-term debt. With respect to the Company’s financial instruments, the carrying amount of cash, restricted cash, accounts receivable and accounts payable has been estimated by management to approximate fair value due to the relatively short period of time to maturity for those instruments.

Non-financial assets and liabilities, including property, plant and equipment, intangible assets and asset retirement obligations, are measured at fair value on a non-recurring basis. No event occurred during the years ended December 31, 2024 and 2023 requiring any non-financial asset and liability to be subsequently recognized at fair value.

The fair value of debt and interest rate swaps was as follows as of December 31:

(Millions)	2024	2023
Recorded at Fair Value in the Financial Statements:
Cash equivalents - Level 1 (a)	$272.4	$—
Interest rate swap assets - Level 2	$7.7	$16.4
Interest rate swap liabilities - Level 2	$1.6	$5.1
Not Recorded at Fair Value in the Financial Statements: (b)
Debt, including current portion - Level 2:
Included in current portion of long-term debt	$—	$7.1
Included in long-term debt	$2,778.5	$2,148.6

(a)	Cash equivalents are highly liquid, actively traded money market funds with next day access.

(b)	Recognized at carrying value of $2,730.1 million and $2,329.2 million, including current portion and excluding unamortized debt issuance costs, as of December 31, 2024 and 2023, respectively.

The fair value of interest rate swaps is determined based on the present value of expected future cash flows using the applicable observable, quoted swap rates (USD-SOFR) for the full term of the swaps and incorporating credit valuation adjustments to appropriately reflect both Services’ own non-performance risk and non-performance risk of the respective counterparties. As of December 31, 2024 and 2023, the adjustment to the fair value of the interest rate swaps to reflect non-performance risk was immaterial.

The fair value of the 2031 Notes and 2028 Notes were based on observed market prices in an inactive market, while the fair value of the 2024 Term Loan, Incremental Term Loan and Term Loan were based on current market interest rates applicable to the respective debt instrument.

During 2024, there were no assets or liabilities measured at fair value for purposes of the fair value hierarchy using significant unobservable inputs (level 3). There were no transfers within the fair value hierarchy during the year ended December 31, 2024.

WINDSTREAM HOLDINGS II, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. Revenues:

Revenues from contracts with customers are accounted for under ASC 606 and are earned primarily through the provisioning of telecommunications and other services and through the sale of equipment to customers and contractors. Revenues are also earned from leasing arrangements, federal and state USF programs and other regulatory-related sources and activities.

Contract Balances – Contract assets include unbilled amounts, which result when revenue recognized exceeds the amount billed to the customer and the right to payment is not just subject to the passage of time. Contract assets principally consist of discounts and promotional credits given to customers. The current and noncurrent portions of contract assets are included in other current assets and other assets, respectively, in the accompanying consolidated balance sheets.

Contract liabilities consist of services billed in excess of revenue recognized. The changes in contract liabilities are primarily related to customer activity associated with services billed in advance, the receipt of cash payments and the satisfaction of performance obligations. Amounts are classified as current or noncurrent based on the timing of when the Company expects to recognize revenue. The current portion of contract liabilities is included in advance payments while the noncurrent portion is included in other liabilities.

Contract assets and liabilities from contracts with customers were as follows as of December 31:

(Millions)	2024	2023
Contract assets (a)	$57.9	$62.4
Contract liabilities (b)	$192.4	$191.4

(a)	Included $32.0 million and $37.8 million in other current assets and $25.9 million and $24.6 million in other assets as of December 31, 2024 and 2023, respectively.

(b)	Included $120.5 million and $129.4 million in advance payments and $71.9 million and $62.0 million in other liabilities as of December 31, 2024 and 2023, respectively.

	Year Ended December 31,
(Millions)	2024	2023	2022
Revenues recognized included in the opening contract liability balance	$119.4	$121.8	$131.2

Remaining Performance Obligations – Remaining performance obligations represent services the Company is required to provide to customers under bundled or discounted arrangements, which are satisfied as services are provided over the contract term. Certain contracts provide customers the option to purchase additional services or usage-based services. The fees related to the additional services or usage-based services are recognized when the customer exercises the option, typically on a month-to-month basis. In determining the transaction price allocated, the Company does not include these non-recurring fees and estimates for usage, nor does it consider arrangements with an original expected duration of less than one year.

Remaining performance obligations reflect recurring charges billed, adjusted for discounts and promotional credits and revenue adjustments. As of December 31, 2024, the aggregate amount of the transaction price allocated to remaining performance obligations was approximately $2.0 billion for contracts with original expected durations of more than one year remaining. The Company expects to recognize approximately 40 percent, 30 percent, and 17 percent of its remaining performance obligations as revenue during the 2025, 2026 and 2027, respectively, with the remaining balance thereafter.

Revenue by Category – Windstream disaggregates its revenues from contracts with customers based on the business segment and class of customer to which products and services are provided because management believes that doing so best depicts the nature, amount and timing of the Company’s revenue recognition. During the fourth quarter of 2024, the Company changed its disaggregation of Kinetic consumer service revenues to split out its broadband bundled and voice and other revenues between its fiber subscribers and digital subscriber line (“DSL”) subscribers. Fiber subscriber consumer revenues consist of recurring products and services for fiber consumer broadband customers, which includes some cable customers with 1-Gigabyte per second (“Gbps”) service. All non-recurring revenues are included in DSL subscriber and other revenues. Prior period information has been recast to conform with the current year presentation.

WINDSTREAM HOLDINGS II, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. Revenues, Continued:

Revenues disaggregated by category were as follows:

	Year Ended December 31, 2024
(Millions)	Kinetic	Enterprise	Wholesale	Total
Category:
Consumer:
Fiber subscriber	$365.2	$—	$—	$365.2
DSL subscriber and other	772.0	—	—	772.0
Enterprise:
Strategic and Advanced IP	—	1,131.0	—	1,131.0
TDM/Other	—	139.8	—	139.8
Small business	164.9	—	—	164.9
Wholesale	—	—	708.8	708.8
Total service revenues accounted for under ASC 606	1,302.1	1,270.8	708.8	3,281.7
Sales revenues	28.5	1.5	26.9	56.9
Total revenues and sales accounted for under ASC 606	1,330.6	1,272.3	735.7	3,338.6
Other revenues (a)	267.0	55.7	57.0	379.7
Total revenues and sales	$1,597.6	$1,328.0	$792.7	$3,718.3

	Year Ended December 31, 2023
(Millions)	Kinetic	Enterprise	Wholesale	Total
Category:
Consumer:
Fiber subscriber	$289.2	$—	$—	$289.2
DSL subscriber and other	890.1	—	—	890.1
Enterprise:
Strategic and Advanced IP	—	1,195.3	—	1,195.3
TDM/Other	—	303.2	—	303.2
Small business	168.2	—	—	168.2
Wholesale	—	—	719.8	719.8
Total service revenues accounted for under ASC 606	1,347.5	1,498.5	719.8	3,565.8
Sales revenues	30.2	3.4	5.1	38.7
Total revenues and sales accounted for under ASC 606	1,377.7	1,501.9	724.9	3,604.5
Other revenues (a)	272.0	63.3	46.9	382.2
Total revenues and sales	$1,649.7	$1,565.2	$771.8	$3,986.7

WINDSTREAM HOLDINGS II, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. Revenues, Continued:

	Year Ended December 31, 2022
(Millions)	Kinetic	Enterprise	Wholesale	Total
Category:
Consumer:
Fiber subscriber	$182.2	$—	$—	$182.2
DSL subscriber and other	965.8	—	—	965.8
Enterprise:
Strategic and Advanced IP	—	1,194.8	—	1,194.8
TDM/Other	—	568.6	—	568.6
Small business	176.9	—	—	176.9
Wholesale	—	—	674.6	674.6
Total service revenues accounted for under ASC 606	1,324.9	1,763.4	674.6	3,762.9
Sales revenues	39.1	4.3	1.7	45.1
Total revenues and sales accounted for under ASC 606	1,364.0	1,767.7	676.3	3,808.0
Other revenues (a)	299.4	79.7	41.8	420.9
Total revenues and sales	$1,663.4	$1,847.4	$718.1	$4,228.9

(a)	Other service revenues primarily consist of operating lease income (excluded from Consumer, Strategic and Advanced Internet Protocol (“IP”) and Wholesale), end user surcharges, funding from RDOF and state USF, as further discussed in Note 8.

Deferred Contract Acquisition and Fulfillment Costs – Direct incremental costs to acquire a contract, consisting of sales commissions, and direct incremental costs to fulfill a contract consisting of labor and materials consumed for activities associated with the provision, installation and activation of services, including costs to implement customized solutions, are deferred and recognized in operating expenses using a portfolio approach over the estimated life of the customer, which ranges from 36 to 48 months. Determining the amount of costs to fulfill a contract requires management judgment. In determining costs to fulfill, consideration is given to periodic time studies, management estimates and statistics from internal information systems.

Deferred contract acquisition and fulfillment costs are classified as current or noncurrent based on the timing of when the Company expects to recognize the expense. The current and noncurrent portions of deferred contract acquisition and fulfillment costs are included in prepaid expenses and other assets, respectively, in the accompanying consolidated balance sheets. Amortization of deferred contract acquisition costs and amortization of deferred fulfillment costs are included in selling, general and administrative expenses and costs of services, respectively, in the accompanying consolidated statements of operations.

The following table presents the deferred contract acquisition and fulfillment costs included on our consolidated balance sheets as of December 31:

(Millions)	2024	2023
Deferred Contract Acquisition Costs:
Prepaid expenses	$41.6	$55.5
Other assets	33.3	35.7
Total deferred contract acquisition costs	$74.9	$91.2
Deferred Contract Fulfillment Costs:
Prepaid expenses	$13.9	$14.8
Other assets	13.2	8.3
Total deferred contract fulfillment costs	$27.1	$23.1

WINDSTREAM HOLDINGS II, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. Revenues, Continued:

Amortization of deferred contract acquisition costs was $63.1 million, $61.4 million and $48.6 million for the years ended December 31, 2024, 2023 and 2022, respectively. Amortization of deferred contract fulfillment costs was $18.3 million, $16.6 million and $14.5 million for the years ended December 31, 2024, 2023 and 2022, respectively.

8. Government Assistance:

The Company receives federal and state governmental assistance in the form of subsidies and grants for either the construction of long-lived assets used in providing broadband service or to help offset the high cost of providing service to rural markets. Federal and state governmental assistance received by the Company and accounted for as service revenues consist of the following:

RDOF Support – In 2019, the FCC announced RDOF for rural broadband deployments. The Company was awarded $522.8 million in RDOF support over ten years ($52.3 million per year beginning in 2022) to provide rural broadband service to approximately 192,000 locations in eighteen states. Windstream has committed to offering broadband service at speeds of at least 1- Gbps download and 500-Megabytes per second (“Mbps”) upload as well as meet certain network latency performance requirements. The Company expects to incur approximately $635.0 million in aggregate capital expenditures during the years 2022 through 2027 in meeting its broadband service requirements. During 2024, 2023 and 2022, Windstream incurred $92.9 million, $20.3 million and $21.0 million, respectively, in capital expenditures related to RDOF. Recipients of RDOF support are required to file annual reports indicating their progress in meeting their milestone broadband service requirements and are subject to specific record retention and audit requirements. Failure to timely submit the required reporting or meet specified milestones could result in the withholding of future funding and/or recovery of previous support provided. Windstream fully expects to meet all future requirements under RDOF and to receive funding for the total amount awarded. RDOF funding was $52.3 million in both 2024 and 2023. Windstream received delayed approvals in New York and Florida, resulting in $51.7 million in RDOF being recognized in 2022. At both December 31, 2024 and 2023, accounts receivable included $4.4 million for RDOF support received in January 2025 and 2024, respectively.

State USF Support – The Company receives funding from state USF programs in eight states with a substantial portion of the funding received in Texas, Pennsylvania and New Mexico. This funding is intended to subsidize, apart from federal programs, the high cost of operating telecommunications networks in certain rural areas. The Company is required to provide periodic reporting in accordance with the requirements of the individual states documenting that the funding was used to support the provisioning of service to customers, including the maintenance and operation of the network facilities. State USF funding included in service revenues totaled $58.1 million, $62.6 million and $100.2 million in 2024, 2023 and 2022, respectively. State USF funding in 2022 included $53.7 million of arrearages recognized for the period November 2020 to July 2022 payable to the Company pursuant to a December 2022 settlement agreement with the Texas Public Utility Commission, of which $16.0 million was paid to the Company on December 23, 2022. During 2023, the Company received all remaining arrearages and interest owed pursuant to the settlement agreement, which in the aggregate totaled $54.3 million. As of December 31, 2024 and 2023, accounts receivable included $5.7 million and $6.4 million, respectively, for support not yet received related to the state USF programs.

WINDSTREAM HOLDINGS II, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. Government Assistance, Continued:

Grant funds received for capital expenditures to expand the availability and affordability of residential broadband service via direct grants or through the formation of public private partnerships recognized as a reduction in the cost of the related assets consisted of the following:

Arkansas Rural Connect (“ARC”) Broadband Program – In the fourth quarter of 2021, the Company received $46.3 million to fund the cost of fiber broadband expansion projects in seven counties in Arkansas funded through the American Rescue Plan Act of 2021 (“ARPA”). Windstream also invested its own capital to complete the projects to provide broadband service at speeds of at least 1-Gbps download and 1-Gbps upload. Under terms of the approved grant awards, the Company had committed to completing all construction projects by the end of the first quarter of 2022. Due to construction delays outside of its direct control (i.e., untimely receipt of all construction permits, delays in the identification of other utilities underground conduit locations, execution of joint-use pole attachment agreements with other utility service providers, and contract labor issues), the Company completed construction and deployment of broadband service to all locations within the project footprints during the first half of 2023. During 2023 and 2022, Windstream incurred $21.7 million and $48.7 million in total capital expenditures, respectively, and applied $8.6 million and $31.8 million of ARC funding, respectively, to reduce the cost of the related assets. In total, the Company utilized all $46.3 million in funding related to this program and invested $33.8 million of its own capital to complete the approved construction projects.

In February 2022, the Company was approved to receive an additional $5.2 million in ARC funding for construction projects in two other counties, with Windstream being responsible for all project costs that exceed the amounts of the grants. Funding for these projects will be received on a quarterly basis following submission of documentation of eligible capital expenditures incurred. Under terms of the approved grant awards, the Company had originally committed to completing all construction projects by January 31, 2023. Due to similar construction delays as noted above, Windstream completed these projects during November 2023 and received all of the funding for these projects in 2024. Capital expenditures funded by the Company were $1.8 million and $0.5 million in 2023 and 2022, respectively, and capital expenditures funded by the grant were $4.0 million and $1.2 million in 2023 and 2022, respectively. As of December 31, 2023, other current assets included $5.2 million for funding reimbursements not yet received.

For all ARC broadband projects, once construction is completed, all Internet service orders must be supplied within 30 days of an order being placed. This service commitment extends through January 1, 2030. Failure to cure within 30 days of notification of any non-performance notice could result in the recipient being required to return up to 5 percent of the grant funds received per month of non-performance to the State of Arkansas. Windstream fully expects to meet all future requirements to provide service within 30 days of receipt of a service order and therefore expects to retain all grant proceeds.

Florida Rural Infrastructure Fund Fiscal Year 2022-2023 Statewide Program – In February 2022, the Company was awarded a grant to support fiber broadband expansion to deliver 1-Gbps Internet service to approximately 4,900 households in Hamilton County. Funding for this broadband project will come from $2.0 million in grants awarded to the county and funded through ARPA. Windstream expects to invest $7.2 million of its own capital to complete the project, and the Company is responsible for all project costs that exceed the amounts of the grants. The grants were amended on February 7, 2023, specifying that the county funds will be disbursed to Windstream as follows: 34 percent upon permitting approval, 33 percent upon construction completion and the remaining 33 percent upon completion of final testing. Construction has been completed and reimbursement requests have been submitted.

Windstream is providing broadband service speeds of at least 1-Gbps download and upload to the households within the county. The county has no ownership right or interest in any of the constructed assets, as Windstream will retain full legal and/ or beneficial title to the constructed assets. The county is responsible for preparing and submitting all reporting required in connection with its receipt of the funds, including financial reports, performance reports, and annual reports. Windstream will provide to the county, information necessary for the county to fulfill its reporting obligations. All grant funds are subject to recapture and repayment for non-compliance. The State of Florida shall have the right to terminate the grant agreement and to recapture and be reimbursed for any payments made: (i) that are not allowed under applicable laws, rules and regulations; or (ii) that are otherwise inconsistent with the grant agreement, including any unapproved expenditures. Windstream fully expects to meet all construction and service requirements and therefore expects to receive and retain all grant proceeds related to this program. Through December 31, 2024, Windstream received the initial 34 percent of the grant funds and expects to receive the remaining grant funds during the first half of 2025. During 2024, 2023 and 2022, capital expenditures funded by the Company were $1.2 million, $5.3 million and $0.6 million, respectively. During 2024, all remaining capital expenditures to be funded by the grant were incurred by Windstream. Capital expenditures funded by the grant were $1.5 million in 2023 and immaterial in 2022. Included in other current assets as of December 31, 2024 and 2023 were $1.3 million and $1.5 million, respectively, for funding not yet received.

WINDSTREAM HOLDINGS II, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. Government Assistance, Continued:

Georgia State Fiscal Recovery Fund Broadband Infrastructure Program – In February 2022, the Company announced that it will partner with 18 counties across Georgia for fiber broadband expansion to deliver 1-Gbps Internet service to approximately 70,000 Georgia homes and businesses. Funding for these broadband projects will come from $170.5 million in grants awarded to the counties and funded through ARPA. Windstream expects to invest $129.9 million of its own capital to complete the projects. Windstream is responsible for all project costs that exceed the amounts of the grants. All expenditures covered by the grant funds must be incurred by October 31, 2026, and each county must submit expenses for reimbursement directly to the State of Georgia no later than December 31, 2026. Grant funds must be used solely for costs directly incurred to complete the broadband project identified in the approved grant application. Windstream will be required to submit adequate supporting documentation for each expenditure incurred monthly to the applicable county, which in turn, will submit a request for reimbursement directly to the State of Georgia. Upon reimbursement from the State of Georgia, the county will remit the funds to Windstream. Construction projects related to this program began in 2023 and Windstream expects to complete the majority of projects in 2025.

Upon completion of each project, Windstream will be able to offer broadband service speeds of at least 1-Gbps download and upload to the households within each county. The county will have no ownership right or interest in any of the constructed assets, as Windstream will retain full legal and/or beneficial title to the constructed assets. Each county will be responsible for preparing and submitting all reporting required in connection with its receipt of the funds, including financial reports, performance reports, and annual reports. Windstream will provide to each county, information necessary for the county to fulfill its reporting obligations. All grant funds will be subject to recapture and repayment for non-compliance. The State of Georgia shall have the right to terminate the grant agreement and to recapture and be reimbursed for any payments made: (i) that are not allowed under applicable laws, rules and regulations; or (ii) that are otherwise inconsistent with the grant agreement, including any unapproved expenditures. Windstream fully expects to meet all future construction and service requirements and therefore expects to receive and retain all grant proceeds related to this program. Windstream received $51.5 million and $30.7 million in grant funds under this program during 2024 and 2023, respectively. No grant funds were received in 2022 for this program. Capital expenditures funded by the Company in 2024, 2023 and 2022 were $40.1 million, $25.3 million and $0.9 million, respectively. Capital expenditures funded by the grant in 2024, 2023 and 2022 were $75.4 million, $30.1 million and $4.0 million, respectively, with $27.3 million and $3.4 million included in other current assets as of December 31, 2024 and 2023, respectively, for funding not yet received.

Georgia Capital Projects Fund (“CPF”) Program – In January 2023, the Company was awarded grants under CPF Program in the State of Georgia for fiber broadband expansion to deliver broadband service speeds of at least 100-Mbps download and upload to approximately 4,500 households across four counties in Georgia. Funding for these broadband projects will come from $34.9 million in grants awarded to the Company and funded through ARPA. Windstream expects to invest approximately $2.0 million of its own capital to complete the projects. All expenditures covered by the grant funds must be incurred by December 31, 2026, and all requests for reimbursement of qualified expenditures must be made directly to the State of Georgia no later than December 31, 2026.

In June 2023, Windstream was awarded an additional $8.5 million through a second round of the CPF Program in the State of Georgia. The Company expects to invest $11.2 million of its own capital to expand broadband service to an additional 2,200 households across another three counties in Georgia. All expenditures covered by the grant funds must be incurred by October 31, 2026, and all requests for reimbursement of qualified expenditures must be made directly to the State of Georgia no later than December 31, 2026. Under the CPF Program, the State of Georgia shall have the right to terminate the grant agreements and to recapture and be reimbursed for any payments made: (i) that are not allowed under applicable laws, rules and regulations; or (ii) that are otherwise inconsistent with the grant agreement, including any unapproved expenditures.

Construction for these projects is underway with reimbursements occurring at various milestones through project completion. Capital expenditures funded by the Company in 2024 were $0.2 million, and capital expenditures funded by the CPF Program in 2024 were $3.3 million. Capital expenditures incurred related to the CPF Program in 2023 were immaterial. Included in other current assets were $3.5 million and $0.2 million as of December 31, 2024 and 2023, respectively, for funding reimbursements not yet received.

WINDSTREAM HOLDINGS II, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. Government Assistance, Continued:

Empower Rural Iowa, Coronavirus State and Local Fiscal Recovery Funds Grant – In March 2022, the Company was awarded grants in 10 counties across Iowa for fiber broadband expansion to deliver 100-Mbps Internet service to more than 2,300 Iowa households. Funding for these broadband projects will come from a total of $10.1 million in grants awarded to the counties and funded through ARPA. Windstream expects to invest $8.7 million of its own capital to complete the projects. Grant funds must be used solely for costs directly incurred to complete the broadband project identified in the approved grant application, and each county may pay through September 30, 2026. Windstream is responsible for any costs that exceed the grant amount awarded by each county. Windstream will be required to submit adequate supporting documentation request for reimbursement directly to the State of Iowa Broadband Office (A Division of the Department of Management) upon completion of the project. The State of Iowa will submit reimbursement directly to Windstream upon final approval. Construction began in 2023 and Windstream has completed construction for 3 of the 10 projects, with reimbursement requests pending. The remaining projects are scheduled for completion in 2025.

Upon completion of each project, Windstream will be able to offer broadband service speeds of at least 100-Mbps download and upload to the households within each county. The county will have no ownership right or interest in any of the constructed assets, as Windstream will retain full legal and/or beneficial title to the constructed assets. Each county is responsible for preparing and submitting all reporting required in connection with its receipt of the funds, including financial reports, performance reports, and annual reports. Windstream will provide to each county, information necessary for the county to fulfill its reporting obligations. All grant funds are subject to recapture and repayment for non-compliance. The State of Iowa shall have the right to terminate the grant agreement and to recapture and be reimbursed for any payments made: (i) that are not allowed under applicable laws, rules and regulations; or (ii) that are otherwise inconsistent with the grant agreement, including any unapproved expenditures. Windstream fully expects to meet all future construction and service requirements and therefore expects to receive and retain all grant proceeds related to this program. No grant funds were received under this program during 2024 or 2022, while Windstream received $5.0 million in grant funds during 2023. Capital expenditures funded by the Company in 2024, 2023 and 2022 were $2.7 million, $5.1 million and $0.3 million, respectively. Capital expenditures funded by the grant in 2024, 2023 and 2022 were $3.5 million, $6.2 million and $0.4 million respectively. Included in other current assets were $5.1 million and $1.5 million as of December 31, 2024 and December 31, 2023, respectively, for funding not yet received.

Nebraska USF – Ending December 31, 2024, the Company was required by state commission order to use 95 percent of its annual USF funding received in Nebraska to fund certain broadband construction projects. The Company was required to notify the Nebraska Public Service Commission (“PSC”) of the expected cost and amount of USF funding to be used to complete the construction projects. There are no formal grant applications or agreements between the Company and the PSC. All construction projects were required to be completed within 18 months unless an extension was granted by the PSC and the funding must be used for the construction of network facilities capable of providing broadband services to customers at speeds of at least 25-Mbps download and 3-Mbps upload. Windstream is responsible for all projects costs that exceed the amounts of the USF funding. The Company is required to maintain supporting documentation and records related to the appropriate use of the USF funds. In 2022, Windstream notified the PSC of its intent to complete construction projects in two exchanges within Nebraska at a total expected cost of $7.6 million, funded in large part by $7.3 million of USF funding (the “2022 Projects”). In 2021, Windstream notified the PSC of its intent to complete construction projects in five exchanges (the “2021 Projects”) within Nebraska at a total expected cost of $8.0 million, funded in large part by $6.3 million of USF funding. Windstream elected not to accept its share of allocated funding to complete any 2024 or 2023 construction projects. For construction projects related to 2022 and prior years, Windstream funded capital expenditures of $0.2 million, $5.0 million and $0.9 million in 2024, 2023 and 2022, respectively, while Nebraska USF funded capital expenditures of $5.6 million, $4.1 million and $11.4 million in 2024, 2023 and 2022, respectively. The Company had requested and received from the PSC extensions to complete the 2021 Projects and 2022 Projects by June 30, 2024 and December 31, 2024, respectively, and Windstream completed all construction for these projects during 2024, as required. Windstream received Nebraska USF of $4.7 million, $9.2 million and $2.2 million in 2024, 2023 and 2022, respectively. Other current assets included $7.5 million and $6.6 million as of December 31, 2024 and 2023, respectively, for funding not yet received.

WINDSTREAM HOLDINGS II, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. Government Assistance, Continued:

National Telecommunications and Information Administration (“NTIA”) Broadband Infrastructure Program Grant in Sabine County, Texas (the “County”) – In February 2022, Windstream was awarded a grant to support fiber broadband expansion to deliver Internet service with speeds of 25-Mbps download and 3-Mbps upload or greater to approximately 5,400 households. Funding for this broadband project comes from a $12.7 million grant awarded to the County by NTIA. Windstream expects to invest $4.7 million of its own capital to complete the project and maintain a $4.0 million performance bond until project completion. Grant funds must be used solely for costs directly incurred to complete the broadband project identified in the approved grant application, Windstream is responsible for any costs over the grant amount. Windstream is required to submit adequate supporting documentation for each expenditure incurred monthly to the County, which in turn, will submit a request for reimbursement directly to NTIA. Upon reimbursement from NTIA, the County will remit the funds to Windstream. Construction projects related to this program began in late 2023, with certain projects remaining on hold pending a permit from the U.S. National Forestry Service. Windstream received extensions and expects to complete the projects in 2025. Windstream funded capital expenditures of $1.5 million, $0.4 million and $0.4 million in 2024, 2023 and 2022, respectively. The grant funded capital expenditures of $2.6 million, $0.7 million and $0.7 million in 2024, 2023 and 2022, respectively. Windstream has not yet received any reimbursement grant funds under this program and expects reimbursements to be received in late 2025 or early 2026. Accordingly, other current assets included $4.0 million and $1.4 million as of December 31, 2024 and December 31, 2023, respectively, for funding not yet received.

Ohio Broadband – In March 2022, Windstream was awarded six grants by Ohio’s Department of Development to support installation of last mile broadband infrastructure with the capability to provide tier two broadband service with speeds of up to 1-Gbps symmetrical. Funds received by Windstream will total $6.6 million. Windstream will contribute approximately $0.4 million in matching funds amounting to an overall project cost of $7.0 million. Timing of funding is milestone-based. Windstream has received $4.0 million with the final 10 percent to be received upon completion. Construction and final testing were completed for five projects by the required date of July 1, 2024. Due to delays in receiving the required permits, construction and testing for the remaining project is expected to be completed by the end of the first quarter of 2025. Under terms of the grant, the Company is required to provide broadband services to customers at speeds of at least 50-Mbps symmetrical, as well as annual operational reports through July 1, 2028. A breach of the terms may result in reclamation of all or a portion of the grant funds. No grant funds were received during 2024. Windstream received $2.0 million in grant funds under this program in both 2023 and 2022. Reimbursement requests for remaining funds will be submitted in 2025. Capital expenditures funded by the grant were $0.8 million, $3.9 million and $0.4 million in 2024, 2023 and 2022, respectively, with $1.1 million and $0.3 million included in other current assets as of December 31, 2024 and December 31, 2023, respectively, for funding not yet received.

Commonwealth of Pennsylvania’s Broadband Infrastructure Program – In May 2024, Windstream was awarded a grant for $11.9 million to expand the Company’s fiber optic network, which will allow the Company to deliver 1-Gbps Internet service to 2,400 locations in three counties in the Commonwealth of Pennsylvania. Windstream will contribute approximately $11.3 million in matching funds amounting to an overall project cost of $23.2 million. Construction is expected to begin in 2025 and required to be complete by December 31, 2026. Reimbursements will be milestone based through the completion of the projects and funding must be used solely for costs directly incurred to complete the broadband projects. Windstream is responsible for any costs over the grant amount. As of December 31, 2024, Windstream had not received any reimbursement grant funds under this program. Capital expenditures funded by the Company in 2024 were $0.8 million. Capital expenditures funded by the grant were $0.9 million in 2024, with $0.9 million included in other current assets as of December 31, 2024, for funding not yet received.

North Carolina Completing Access to Broadband Program – In June 2024, Windstream was awarded a grant for $6.6 million to expand the Company’s fiber optic network in three counties by the end of 2026, which will allow the Company to deliver 1-Gbps Internet service to 2,300 locations. Funding for this grant comes from ARPA funds allocated to both the state and the counties. Windstream will contribute approximately $2.8 million in matching funds amounting to an overall project cost of $9.4 million. Construction is expected to begin in 2025 and required to be completed by October 31, 2026. Construction is expected to begin in 2025 and required to be complete by December 31, 2026. Reimbursements will occur at predetermined milestones through the completion of the projects. Windstream is responsible for any costs over the grant amount. As of December 31, 2024, capital expenditures were immaterial and Windstream had not requested or received any reimbursement grant funds under this program.

WINDSTREAM HOLDINGS II, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. Leases:

Our operating leases for network assets and equipment, office space, office equipment and real estate have remaining lease terms of 1 to 30 years, some of which may include one or more options to renew with renewal terms that can extend the lease term from 1 to 10 years or more. Finance leases consist principally of facilities and equipment for use in our operations. As of December 31, 2024, there are no material operating or finance leases that have not yet commenced.

Leaseback of Telecommunication Network Assets – Under two structurally similar but independent agreements with Uniti, one applicable to network facilities within ILEC market areas and the other applicable to network facilities within CLEC market areas, Windstream has the exclusive right to use certain telecommunications network assets, including fiber and copper networks, for an initial term ending in April 2030, with up to four, five-year renewal options. The terms of the master lease agreements with Uniti provided for an initial total annual base rent of $675.8 million paid in equal monthly installments in advance with an annual escalator of 0.5 percent. Future payments due under the master lease agreements reset to fair market rates upon Windstream’s execution of the renewal options. As of December 31, 2024, the remaining initial term of the master lease agreements is 5.3 years with a discount rate of 8.1 percent. Under the master lease agreements, Uniti also agreed to fund up to $1.75 billion in GCIs over the remaining initial lease term and to pay Windstream $400 million in quarterly cash installments over a five-year period ending in 2025, at an annual interest rate of 9.0 percent, which amount may be paid in full or in part at any time, resulting in total cash payments ranging from $438 - $485 million over the five-year period. On the one-year anniversary of any GCIs funded by Uniti, the annual base rent payable by the Company will increase by an amount equal to 8.0 percent of such investment, subject to a 0.5 percent annual escalator. Settlement payments from Uniti are accounted for as an accretion to the Company’s operating lease liability when received. Through December 31, 2024, the Company has received $1,025.0 million in cash from Uniti to fund GCIs and $411.4 million in cash installment payments.

Leaseback of Real Estate Contributed to Pension Plan – Windstream leases certain real property contributed to the Windstream Pension Plan. The lease agreements provide for the continued use of the properties by our operating subsidiaries and include initial lease terms of 10 years for certain properties and 20 years for the remaining properties at an aggregate annual rent of approximately $6.0 million. The lease agreements provide for annual rent increases ranging from 2 percent to 3 percent over the initial lease term and may be renewed for up to three additional five-year terms. The properties are managed on behalf of the Company’s non-contributory qualified defined benefit pension plan (the “Windstream Pension Plan”) by an independent fiduciary. Due to our ability to repurchase the property by ceasing all but de minimis operations at the location, control of the property has not transferred and the transaction continues to be accounted for as a financing obligation. Accordingly, the properties continue to be reported as assets of Windstream and depreciated over their remaining useful lives until termination of the lease agreements. The long-term lease obligation of $57.6 million and $66.9 million as of December 31, 2024 and 2023 is presented in other liabilities. As a result of using the effective interest rate method, when lease payments are made to the Windstream Pension Plan, a portion of the payment is charged to interest expense and the remaining portion is recorded as a reduction to the long-term lease obligation.

Components of lease expense were as follows for the years ended December 31:

(Millions)	Classification	2024	2023	2022
Operating lease costs (a)	Cost of services and Selling, general and administrative	$820.0	$810.5	$783.6
Finance lease costs:
Amortization of right-of-use assets	Depreciation and amortization	7.7	9.9	9.1
Interest on lease liabilities	Interest expense	3.9	7.4	2.1
Net lease expense		$831.6	$827.8	$794.8

(a)	Includes short-term leases and variable lease costs which are not material.

WINDSTREAM HOLDINGS II, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. Leases, Continued:

Supplemental balance sheet information related to leases was as follows as of December 31:

(Millions)	2024	2023
Operating Leases
Operating lease right-of-use assets	$3,287.9	$3,686.3
Current portion of operating lease obligations	$527.2	$456.3
Long-term operating lease obligations	3,053.6	3,455.2
Total operating lease liabilities	$3,580.8	$3,911.5
Finance Leases
Property, plant and equipment, gross	$87.9	$113.0
Accumulated depreciation	(29.1)	(35.1)
Property, plant and equipment, net	$58.8	$77.9
Other current liabilities	$1.1	$6.4
Other liabilities	19.9	21.4
Total finance lease liabilities	$21.0	$27.8
Weighted Average Remaining Lease Term
Operating leases	5.5 years	6.2 years
Finance leases	15.0 years	12.1 years
Leaseback of real estate contributed to pension plan	9.2 years	8.8 years
Weighted Average Discount Rate
Operating leases	8.3%	8.2%
Finance leases	16.5%	13.5%
Leaseback of real estate contributed to pension plan	8.4%	8.3%

Supplemental cash flow information related to leases was as follows for the years ended December 31:

(Millions)	2024	2023	2022
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash outflows from operating leases	$751.8	$739.3	$807.1
Operating cash outflows from finance leases	$3.9	$7.4	$2.1
Financing cash outflows from finance leases	$6.8	$10.2	$10.3
Right-of-use assets obtained in exchange for lease obligations:
Operating leases	$113.1	$141.0	$235.5
Finance leases	$—	$0.3	$5.7

WINDSTREAM HOLDINGS II, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. Leases, Continued:

As of December 31, 2024, future minimum lease payments under non-cancellable leases were as follows:

(Millions)	Operating Leases (a)	Leaseback of Real Estate Contributed to Pension Plan (a)	Finance Leases (a)
2025	$780.6	$5.8	$4.7
2026	847.9	5.9	3.7
2027	833.5	6.1	3.7
2028	814.3	6.2	3.7
2029	802.3	6.4	3.7
Thereafter	299.2	26.3	41.9
Total future minimum lease payments	4,377.8	56.7	61.4
Less: Amounts representing interest	(797.0)	(37.1)	(40.4)
Add: Residual value	—	38.0	—
Present value of lease liabilities	$3,580.8	$57.6	$21.0

(a)	Includes options to extend lease terms that are reasonably certain of being exercised.

To provide comprehensive communication solutions to meet our customers’ needs, our services are integrated with the latest communications equipment. Certain offerings include equipment leases. Windstream also leases fiber to generate cash flow from unused or underutilized portions of our network. Lease terms typically range from 1 to 20 years some of which may include one or more options to renew, with renewal terms that can extend the lease term from 1 to 10 years. Fiber customers do have the ability to early terminate the lease by relinquishing the fiber strands back to us; however, we have assessed the probability of such action to be remote.

As previously discussed in Note 2, the Company has adopted the predominance practical expedient applicable to contracts with customers that include both lease and non-lease components and prospectively combines the lease and non-lease components into a single performance obligation for purposes of recognizing revenue from such contracts as a result of the application of fresh start accounting.

Lessor Arrangements – Certain service offerings to customers include equipment leases. The Company also leases its network facilities to other service providers and enters into arrangements with third parties to lease unused or underutilized portions of its network. These leases meet the criteria for operating lease classification. Operating lease income was $144.8 million, $137.4 million and $125.6 million as of December 31, 2024, 2023 and 2022, respectively, and is included in service revenues in the consolidated statements of operations.

Periodically, the Company enters into indefeasible right of use (“IRU”) arrangements that grant exclusive access to and unrestricted use of specific dark fiber assets and for which the terms of the arrangements are for a major part of the assets’ remaining economic life. These IRU arrangements meet the criteria for sales-type lease classification. During 2024, the Company recognized sales revenue of $26.9 million, cost of sales of $10.1 million and gross profit of $16.8 million related to these IRU arrangements. While the Company entered into an IRU arrangement in 2023 and 2022, the effects of these sales-type lease transactions were immaterial to the Company’s reported results of operations for those years.

WINDSTREAM HOLDINGS II, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. Leases, Continued:

Future lease receipts from non-cancellable leases were as follows for the years ended December 31:

Year	(Millions)
2025	$11.3
2026	9.8
2027	8.7
2028	6.9
2029	5.5
Thereafter	27.4
Total future lease receipts	$69.6

10. Employee Benefit Plans:

The Company maintains a non-contributory qualified defined benefit pension plan. Future benefit accruals for all eligible non-bargaining employees covered by the pension plan have ceased.

The components of pension expense were as follows for the years ended December 31:

(Millions)	2024	2023	2022
Benefits earned during the period (a)	$1.7	$1.7	$3.0
Interest cost on benefit obligation (b)	29.2	33.4	31.6
Net actuarial loss (b)	16.9	10.3	46.5
Settlement (gain) loss (b)	—	(0.4)	12.8
Expected return on plan assets (b)	(31.2)	(32.6)	(53.0)
Net periodic pension expense	$16.6	$12.4	$40.9

(a)	Included in cost of services and selling, general and administrative expense.

(b)	Included in other expense, net.

During August 2022, the Company settled $205.5 million of its pension benefit obligations by irrevocably transferring the retiree pension liabilities to an insurance company through the purchase of group annuity contracts. The purchase of the annuity contracts was funded with pension plan assets of $212.7 million. As a result of the settlement, the Company remeasured its pension benefit obligations as of August 31, 2022, which resulted in the recognition of a settlement loss of $11.3 million. In accordance with its accounting policy, the Company immediately recognizes as net periodic pension cost any actuarial gains or losses arising due to changes in actuarial assumptions whenever an interim re-measurement is required. Accordingly, the Company recognized a pretax actuarial loss of $37.0 million in the third quarter of 2022. The actuarial loss primarily resulted from lower-than-expected returns on plan assets realized in 2022, partially offset by an increase in the discount rate used to measure the pension benefit obligations from 2.90 percent at January 1, 2022 to 4.77 percent as of August 31, 2022.

WINDSTREAM HOLDINGS II, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. Employee Benefit Plans, Continued:

A summary of plan assets, projected benefit obligation and funded status of the pension plan was as follows as of December 31:

(Millions)	2024	2023
Fair value of plan assets, at beginning of year	$418.5	$475.7
Actual return on plan assets	(6.7)	32.9
Employer contributions (a)	50.3	—
Benefits paid	(47.9)	(40.7)
Settlements (b)	—	(49.4)
Fair value of plan assets at end of year	$414.2	$418.5
Projected benefit obligation at beginning of year	$590.7	$634.6
Interest cost on projected benefit obligations	29.2	33.4
Service cost	2.6	2.7
Actuarial (gain) loss (c)	(21.1)	10.1
Benefits paid	(47.9)	(40.7)
Settlements (b)	—	(49.4)
Projected benefit obligation at end of year	$553.5	$590.7
Plan assets less than projected benefit obligation recorded in the balance sheet:
Current liabilities	$(25.4)	$(17.5)
Noncurrent liabilities	(113.9)	(154.7)
Funded status recognized in the consolidated balance sheets	$(139.3)	$(172.2)

(a)	For the 2024 plan year, the Company’s annual minimum funding requirements to the qualified pension plan totaled $15.3 million. Incremental to its required minimum funding contributions, the Company also made a voluntary cash contribution of $7.0 million to the pension plan on April 15, 2024. On November 18, 2024, the Company made an additional voluntary contribution of $28.0 million in cash to the qualified pension plan. The Company had no minimum funding requirements and did not make any discretionary contributions to the plan during 2023.

(b)	In an effort to reduce our long-term pension obligations and administrative expenses, during the fourth quarter of 2023, the Company offered to certain eligible participants the option to receive a single lump-sum payment in full settlement of all future pension benefits earned by the participant from prior service to Windstream. Individuals eligible for the voluntary lump-sum payment option were former employees and certain of their beneficiaries with termination dates on or prior to June 30, 2023 who had not yet commenced their pension benefit payments. The calculated amount of the single lump-sum payment was the present value of the participant’s vested accrued pension benefit as of December 2023. All lump-sum payments were made from existing plan assets and totaled $29.3 million. Settlements also included regular lump-sum payments made throughout the year.

(c)	The net actuarial gain for 2024 primarily consisted of an actuarial gain of $23.7 million attributable to the change in discount rate from 5.16 percent to 5.64 percent, and an actuarial gain of $2.6 million attributable to demographic experience.

The accumulated benefit obligation of the pension plan was $545.8 million and $582.8 million as of December 31, 2024 and 2023, respectively.

WINDSTREAM HOLDINGS II, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. Employee Benefit Plans, Continued:

Assumptions – Actuarial assumptions used to calculate pension benefits expense (income) were as follows for the years ended December 31:

(Millions)	2024	2023	2022 (a)
Discount rate	5.16%	5.49%	2.90%
Expected return on plan assets	7.75%	7.25%	6.45%
Rate of compensation increase	3.00%	3.00%	3.00%

(a)	As a result of the remeasurement of the pension benefit obligation in August 2022 previously discussed, the discount rate assumption changed from 5.49 percent to 4.77 percent as of the remeasurement date.

Actuarial assumptions used to calculate the projected benefit obligations were as follows for the years ended December 31:

	2024	2023
Discount rate	5.64%	5.16%
Expected return on plan assets	7.75%	7.75%
Rate of compensation increase	3.30%	3.00%

In developing the expected long-term rate of return assumption, management considered the plan’s historical rate of return, as well as input from the Company’s investment advisors. Projected returns on qualified pension plan assets were based on broad equity and bond indices and include a targeted asset allocation of 49.0 percent to equities, 32.0 percent to fixed income securities, and 19.0 percent to alternative investments, with an aggregate expected long-term rate of return of approximately 7.75 percent.

Plan Assets – Pension plan assets are allocated to asset categories based on the specific strategy employed by the asset’s investment manager. The asset allocation by asset category was as follows for the years ended December 31:

	Target Allocation	Percentage of Plan Assets
Asset Category	2024	2024	2023
Equity securities	41.3% - 55.9%	43.1%	31.6%
Fixed income securities	13.2% - 47.8%	29.9%	44.4%
Alternative investments	12.1% - 26.7%	21.5%	22.5%
Money market and other short-term interest bearing securities	0.0% - 5.0%	5.5%	1.5%
		100.0%	100.0%

The Company utilizes a third party to assist in evaluating the allocation of the total assets in the pension plan, taking into consideration the benefit obligations and funded status of the pension plan. Assets are managed utilizing a liability driven investment approach, meaning that assets are managed within a risk management framework which addresses the need to generate incremental returns in the context of an appropriate level of risk, based on plan liability profiles and changes in funded status. The return objectives are to satisfy funding obligations when and as prescribed by law and to keep pace with the growth of the pension plan liabilities. Given the long-time horizon for paying out benefits and the Company’s current financial condition, the pension plan can accept an average level of risk relative to other similar plans. The liquidity needs of the pension plan are manageable given that lump sum payments are not available to most participants.

WINDSTREAM HOLDINGS II, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. Employee Benefit Plans, Continued:

Equity securities include stocks of both large and small capitalization domestic and international companies. Equity securities are expected to provide both diversification and long-term real asset growth. Domestic equities may include modest holdings of non-U.S. equities, purchased by domestic equity managers as long as they are traded in the U.S and denominated in U.S. dollars and both active and passive (index) investment strategies. International equities provide a broad exposure to return opportunities and investment characteristics associated with the world equity markets outside the U.S. The pension plan’s equity holdings are diversified by investment style, market capitalization, market or region, and economic sector.

Fixed income securities include securities issued by the U.S. Government and other governmental agencies, debt securities issued by domestic and international entities, and derivative instruments comprised of swaps, futures, forwards and options. These securities are expected to provide diversification benefits and are expected to reduce asset volatility and pension funding volatility, and a stable source of income.

Alternative investments may include hedge funds, commodities, both private and public real estate and private equity investments. In addition to attractive diversification benefits, the alternative investments are expected to provide both income and capital appreciation.

Investments in money market and other short-term interest bearing securities are maintained to provide liquidity for benefit payments with protection of principal being the primary investment objective.

The fair values of pension plan assets were determined using the following inputs as of December 31, 2024:

		Quoted Price in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(Millions)	Fair Value	Level 1	Level 2	Level 3
Money market fund (a)	$40.5	$—	$40.5	$—
Collective and other trust funds (b)	167.2	—	167.2	—
Government and agency securities (c)	42.8	—	42.8	—
Real estate LLCs (d)	77.3	—	—	77.3
Other investments (e)	1.5	1.5	—	—
Investments included in fair value hierarchy	329.3	$1.5	$250.5	$77.3
Other investments measured at NAV:
Pooled funds (f)	21.5
Private equity funds (g)	48.9
Total investments	399.7
Dividends and interest receivable	0.3
Pending trades and other liabilities	14.2
Total plan assets	$414.2

WINDSTREAM HOLDINGS II, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. Employee Benefit Plans, Continued:

The fair values of pension plan assets were determined using the following inputs as of December 31, 2023:

		Quoted Price in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(Millions)	Fair Value	Level 1	Level 2	Level 3
Money market fund (a)	$61.6	$—	$61.6	$—
Collective and other trust funds (b)	133.6	—	133.6	—
Government and agency securities (c)	60.0	—	60.0	—
Real estate LLCs (d)	78.0	—	—	78.0
Other investments (e)	6.6	1.6	5.0	—
Investments included in fair value hierarchy	339.8	$1.6	$260.2	$78.0
Other investments measured at NAV:
Pooled funds (f)	27.2
Private equity funds (g)	56.6
Total investments	423.6
Dividends and interest receivable	0.5
Pending trades and other liabilities	(5.6)
Total plan assets	$418.5

(a)	The money market fund is valued based on the fair value of the underlying assets held as determined by the fund manager on the last business day of the year. The underlying assets are mostly comprised of certificates of deposit, time deposits and commercial paper valued at amortized cost. The carrying amount of interest bearing cash is estimated to approximate fair value due to the short-term nature of this investment.

(b)	Units in collective and other trust funds are valued by reference to the funds’ underlying assets and are based on the net asset value as reported by the fund manager on the last business day of the year. The underlying assets are mostly comprised of publicly traded equity securities and fixed income securities. These securities are valued at the official closing price of, or the last reported sale prices as of the close of business or, in the absence of any sales, at the latest available bid price.

(c)	Government and agency securities and corporate bonds are valued using pricing models maximizing the use of observable inputs for similar securities. Corporate bonds include values based on yields currently available on comparable securities of issuers with similar credit ratings.

(d)	This category consists of real estate properties contributed by the Company to limited liability companies (“LLCs”) wholly-owned by the pension plan that are leased back by Windstream. The fair value of these properties is based on independent appraisals. (See also Note 9.)

(e)	Other investments consist of derivative financial instruments and investments in foreign currency. Derivative financial instruments are valued based on models that reflect the contractual terms of the instruments. Inputs include observable market information, such as swap curves, benchmark yields, rating updates and interdealer broker quotes at the end of the year. Investments in foreign currency are valued at their quoted market price on the last day of the year.

WINDSTREAM HOLDINGS II, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. Employee Benefit Plans, Continued:

(f)	The pooled funds are valued based on the net asset value of the fund as a practical expedient as determined by the fund manager on the last business day of the year and is derived from the fair value of each underlying investment held by the pooled fund. These investments have not been classified within the fair value hierarchy.

(g)	Private equity funds consist of investments in limited partnerships and are valued based on the pension plan's capital account balance at year end, resulting in valuation at net asset value as a practical expedient, as reported in the audited financial statements of the partnership. These investments have not been classified within the fair value hierarchy.

The following is a reconciliation of the beginning and ending balances of pension plan assets that are measured at fair value using significant unobservable inputs:

(Millions)	Real estate LLCs
Balance as of December 31, 2022	$70.9
Unrealized gains	7.1
Balance as of December 31, 2023	$78
Unrealized gains	7.0
Realized loss	(3.7)
Sales	(4.0)
Balance as of December 31, 2024	$77.3

There were no transfers within the fair value hierarchy during the years ended December 31, 2024 and 2023.

There have been no significant changes in the methodology used to value investments from prior year. The valuation methods used may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the valuation methods are consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Expected Future Employer Contributions and Benefit Payments – Expected future employer contributions and benefit payments are as follows as of December 31, 2024:

(Millions)
Expected employer contributions in 2025	$25.4
Expected benefit payments:
2025	$49.6
2026	48.7
2027	47.9
2028	47.2
2029	46.3
2030-2034	218.4

For 2025, the expected employer contributions of $25.4 million will be made using cash. The total amount of the 2025 contributions, and amount and timing of future contributions including voluntary contributions, to the pension plan are dependent upon a myriad of factors including future investment performance, changes in future discount rates and changes in the demographics of the population participating in the plan.

WINDSTREAM HOLDINGS II, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. Employee Benefit Plans, Continued:

Windstream also provides postretirement healthcare and life insurance benefits for eligible employees. Employees share in, and the Company funds, the costs of the plan as benefits are paid. As of December 31, 2024 and 2023, the unfunded postretirement projected benefit obligation was $4.2 million and $4.8 million, respectively. In determining its periodic postretirement benefits cost, the Company amortizes unrecognized actuarial gains and losses exceeding 10.0 percent of the projected benefit obligation over the lesser of 10 years or the average remaining service life of active employees or life expectancy of inactive participants. Unrecognized actuarial gains and losses below the 10.0 percent corridor are not amortized. Prior service credits are amortized over the average remaining service life of active plan participants. Postretirement benefit income, which is included in other expense, net in the accompanying consolidated statements of operations, totaled $1.2 million in 2024, 2023 and 2022.

The Company also sponsors an employee savings plan under section 401(k) of the Internal Revenue Code (“IRC”). The plan covers substantially all salaried employees and certain bargaining unit employees. Participating employees receive employer matching contributions up to a maximum of 4.0 percent of employee pre-tax contributions to the plan for employees contributing up to 5.0 percent of their eligible pre-tax compensation. Effective January 1, 2020, the plan was amended such that the employer matching contribution is calculated and funded in cash to the plan each pay period with an annual true-up to be made as soon as administratively possible after the end of the year.

During 2024, contributions to the plan were $23.7 million in cash and included the annual 2023 true-up contribution. In 2023, contributions to the plan were $27.9 million in cash and included the annual 2022 true-up contribution. Contributions to the plan during the year ended December 31, 2022 were $26.4 million in cash and included the annual 2021 true-up contribution.

Excluding amounts capitalized, expense attributable to the employer matching contribution under the plan recorded for the years ended December 31, 2024, 2023 and 2022 related to the employee savings plan was $24.0 million, $26.4 million and $27.4 million, respectively. Expense related to the employee savings plan is included in cost of services and selling, general and administrative expenses in the accompanying consolidated statements of operations.

11. Equity-Based Compensation Plans:

Under the 2020 Management Incentive Plan (“MIP”), the Company was authorized to issue up to a maximum of 10.0 million of equity-based awards in the form of restricted common units or options to certain directors, officers, executives and other key management employees. Awards granted under the MIP included time-based restricted common units, performance-based options and performance-based restricted common units. No new awards were granted under the MIP in 2024. On May 2, 2024, the Board of Managers (the “Board”) terminated the MIP with respect to the granting of any new equity awards. In conjunction with this action, participants in the MIP currently employed by the Company and current members of the Board agreed to settle all issued and outstanding time-based restricted units for cash consideration of $13 per unit payable on or about May 2, 2025, or upon consummation of the Merger, whichever is earlier (see Note 16 for further discussion of the Merger). As of May 2, 2024, there were 1,500,306 time-based restricted units outstanding held by current management employees and Board members. Participants in the MIP currently employed by the Company also agreed to forfeit all performance-based restricted units and performance-based options previously granted to them in exchange for other cash consideration payable upon consummation of the Merger. As a result, 345,469 performance-based units and 1,151,572 performance-based options were cancelled. Additionally, the termination of the MIP also accelerated the vesting by shortening the remaining service period for 87,500 time-based restricted units to May 2, 2025.

Participants in the MIP formerly employed by the Company will be offered the option to receive cash consideration for time-based restricted units that previously vested and were settled as common units for the same cash consideration of $13 per unit, payable upon acceptance of the offer and, in exchange, relinquish performance-based units and performance-based options previously issued to them. As of May 2, 2024, there were 708,318 common units, 889,404 performance-based units and 2,964,703 performance-based options outstanding held by former management employees of the Company.

WINDSTREAM HOLDINGS II, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. Equity-Based Compensation Plans, Continued:

The changes to the issued and outstanding time-based restricted units due to the termination of the MIP were accounted for as a modification of the original awards and a change in their classification from equity to liability awards because the awards will now be settled in cash in lieu of common units. As of the modification date, the fair value for all unvested and vested unsettled time-based restricted units was remeasured based on the $13 cash consideration per unit. No incremental compensation expense resulted from the remeasurement of the modified awards, nor did the modifications change the expectation that the unvested time-based restricted units would ultimately vest. Due to the change in classification of the awards, $15.6 million was reclassified from additional paid in capital to other current liabilities, representing the modified fair value of the pro rata portion of the requisite service period completed by former participants in the MIP currently employed by the Company and current members of the Board. Amounts remaining in additional paid in capital as of December 31, 2024, represent compensation expense previously recognized for time-based restricted units that had vested and were settled in common units.

Prior to the termination of the MIP, there were no new equity-based awards granted in 2024. For annual periods prior to 2024, equity-based awards granted under the MIP were as follows:

Restricted Units – During 2023 and 2022, our Board of Managers granted additional time-based restricted units. The following table presents the vesting periods and grant date fair values of time-based restricted units granted in 2023 and 2022.

(Number of units in thousands)	Granted in 2023
Vest one-half on date of grant with remaining one-half vesting ratably from date of grant through service period ending on October 30, 2025	700.0
Vest ratably from date of grant through service period ending on July 1, 2024 - non-employee directors	86.2
Total granted	786.2
Weighted average grant date fair value per unit	$13.58
Grant date fair value (millions)	$10.7

(Number of units in thousands)	Granted in 2022
Vest ratably from date of grant through service period ending on September 21, 2024	107.9
Vest ratably from date of grant through service period ending on July 1, 2023 - non-employee directors	8.7
Total granted	116.6
Weighted average grant date fair value per unit	$19.26
Grant date fair value (millions)	$2.2

The weighted average fair value of time-based restricted common units granted was determined using the Black-Scholes model based on the following weighted average assumptions: expected life of 4.8 years, expected volatility of 39.6 percent and risk-free interest rate of 4.6 percent for 2023 and expected life of 3.2 years, expected volatility of 37.0 percent and risk-free interest rate of 3.6 percent for 2022.

Time-based restricted unit activity was as follows for the year ended December 31, 2024:

	(Thousands) Number of Units	Weighted Average Grant Date Fair Value Per Unit
Non-vested as of December 31, 2023	626.3	$13.86
Vested	(413.6)	$14.14
Forfeited	(37.7)	$13.99
Non-vested as of December 31, 2024	175.0	$13.15

WINDSTREAM HOLDINGS II, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. Equity-Based Compensation Plans, Continued:

As of December 31, 2024, there were 1,200,246 vested time-based restricted common units settled and 1,325,306 vested time-based restricted common units not yet settled. Vested units for employees will be settled in common units and distributed at the earliest of (1) a change in control, (2) grantee’s death, disability, or separation from service or (3) six years from emergence date of September 21, 2020. Vested units for non-employee directors and for one executive grant will be settled in common units and distributed at the earliest of (1) a change in control, (2) separation from service or (3) ten years from the date specified in the grant agreement. As of December 31, 2024, unrecognized compensation expense for the non-vested time-based restricted units totaled $1.0 million and will be recognized over a weighted average period of 0.3 years. Compensation expense recognized for the time-based restricted units was $4.8 million, $13.0 million and $7.9 million for the years ended December 31, 2024, 2023 and 2022, respectively.

Options and Performance Units – As of December 31, 2023, there were 4.2 million unvested performance-based options and 1.3 million unvested performance-based restricted common units that had been granted under the MIP. Under the terms of the grant awards, the options and restricted common units are subject to both time and performance vesting conditions. The awards time vested ratably from the date of grant through September 21, 2024. The percentage of the award vested is dependent upon the increase in equity value subsequent to emergence measured upon a change in control or liquidity event. The options include an exercise price of $12.50 and the maximum term for each option granted is 10 years.

The following table summarizes the activity of performance-based options and performance-based restricted common units during the years ended December 31, 2024:

	Stock Options		Performance Units
	(Thousands) Number of Units	Weighted Average Fair Value Per Unit	(Thousands) Number of Units	Weighted Average Fair Value Per Unit
Non-vested as of December 31, 2023	4,210.4	$4.25	1,263.1	$6.06
Forfeited	(1,671.8)	$4.06	(501.5)	$5.96
Non-vested as of December 31, 2024	2,538.6	$4.37	761.6	$6.13

Because the vesting of the options and performance units are subject to both a service and performance condition, no compensation expense is recognized related to these awards until it is probable that a change in control or liquidity event will occur. At such time, the cost of the options and performance units based on the grant-date fair value will be recognized as compensation expense on a straight-line basis over the remaining requisite period in which the recipient is required to provide services in exchange for the award.

As of December 31, 2024, total unrecognized compensation expense for non-vested options and performance units was $11.1 million and $4.7 million, respectively, and was equal to the aggregate grant date fair value of the unvested awards.

12. Other Expense, Net:

The components of other expense, net were as follows for the years ended December 31:

(Millions)	2024	2023	2022
Non-operating pension expense (a)	$(14.9)	$(10.7)	$(37.9)
Distributions from bankruptcy claims account (b)	—	—	16.2
Loss on liquidation of non-marketable investment (c)	—	(4.2)	—
Interest income on short-term investments	2.6	—	—
Other, net	0.7	1.1	(0.2)
Total other expense, net	$(11.6)	$(13.8)	$(21.9)

WINDSTREAM HOLDINGS II, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. Other Expense, Net:

(a)	See Note 10 for a detail of the components of net periodic pension expense included in other expense, net.

(b)	In 2022, the Company received cash distributions totaling $23.4 million from the general unsecured claims account, which was funded at emergence to administer and settle remaining general unsecured bankruptcy claims. This separate cash account was established for the predecessor entity, Windstream Services PE, LLC (“Old Services”), which is not a subsidiary of the Company. Of the total cash received, $7.2 million was applied to a receivable due from Old Services, with the balance of $16.2 million recorded to other expense, net. Once all remaining bankruptcy-related claims are settled, any remaining cash held by Old Services will be transferred to the Company.

(c)	Effective December 1, 2023, in conjunction with a merger transaction, the Company was notified that its investment in certain non-marketable securities issued by the acquiree was to be liquidated for $9.2 million in cash payable to Windstream in January 2024. At the time of notification, the carrying value of the Company’s investment was $13.4 million, resulting in a loss upon liquidation of $4.2 million. A receivable for the liquidation proceeds was included in other current assets as of December 31, 2023, and the cash was received by the Company on January 9, 2024.

13. Accumulated Other Comprehensive Income:

Accumulated other comprehensive income balances, net of tax, were as follows as of December 31:

(Millions)	2024	2023	2022
Postretirement plan	$8.8	$9.9	$11.0
Unrealized net holding gains (losses) on interest rate swaps:
Designated portion	2.9	(1.8)	23.8
De-designated portion	2.1	10.8	—
Accumulated other comprehensive income	$13.8	$18.9	$34.8

Changes in accumulated other comprehensive income balances, net of tax, were as follows:

(Millions)	Unrealized Holdings (Losses) Gains on Interest Rate Swaps	Postretirement Plan	Total
Balance as of December 31, 2022	$23.8	$11.0	$34.8
Other comprehensive loss before reclassifications	(0.3)		(0.3)
Amounts reclassified from other accumulated comprehensive income (a)	(14.5)	(1.1)	(15.6)
Balance as of December 31, 2023	$9.0	$9.9	$18.9
Other comprehensive income before reclassifications	6.5	—	6.5
Amounts reclassified from other accumulated comprehensive income (a)	(10.5)	(1.1)	(11.6)
Balance as of December 31, 2024	$5.0	$8.8	$13.8

(a)	See separate table below for details about these reclassifications.

WINDSTREAM HOLDINGS II, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. Accumulated Other Comprehensive Income, Continued:

Reclassifications out of accumulated other comprehensive income were as follows for the years ended December 31:

	(Millions) Amount Reclassified from Accumulated Other Comprehensive Income
Details about Accumulated Other Comprehensive Income Components	2024	2023	2022		Affected Line Item in the Consolidated Statements of Operations
Designated interest rate swaps:
Recognition of net unrealized gains	$(6.6)	$(14.2)	$(4.6)		Interest expense
De-designated interest rate swaps:
Amortization of net unrealized gains	(7.3)	(5.0)			Interest expense
	(13.9)	(19.2)	(4.6)		Loss before income taxes
	3.4	4.7	1.1		Income tax benefit
	(10.5)	(14.5)	(3.5)		Net loss
Postretirement plan:
Amortization of net actuarial gains	(0.7)	(0.7)	(0.6	)(a)	Other expense, net
Amortization of prior service credits	(0.8)	(0.8)	(0.8	)(a)	Other expense, net
	(1.5)	(1.5)	(1.4)		Loss before income taxes
	0.4	0.4	0.3		Income tax benefit
	(1.1)	(1.1)	(1.1)		Net loss
Total reclassifications for the period, net of tax	$(11.6)	$(15.6)	$(4.6)		Net loss

(a)	Included in the computation of postretirement benefit income for the period.

14. Business Segments:

The Company’s segments are determined based on the current organizational and management structure in place and the internal financial information regularly reviewed and used by the CODM for making operating decisions and assessing performance. Our Chief Executive Officer, as CODM, uses direct margin, which is computed as segment revenues and sales less segment expenses, to evaluate performance and allocate operating and capital resources, primarily in the annual budgeting and forecasting process and to establish performance targets for purposes of management incentive compensation. For each segment, our CODM reviews monthly sequential changes in direct margin and compares actual monthly direct margin to forecasted monthly and year-to-date financial information. For financial reporting purposes, our operating and reportable segments consist of:

Kinetic – We manage as one business our residential and small business operations in ILEC markets due to the similarities with respect to service offerings and marketing strategies. Residential customers can bundle voice, high-speed Internet and video services, to provide one convenient billing solution and receive bundle discounts. We offer a wide range of advanced Internet services, local and long-distance voice services, integrated voice and data services, and web conferencing products to our small business customers. These services are equipped to deliver high-speed Internet with competitive speeds, value added services to enhance business productivity and options to bundle services to meet our small business customer needs. Products and services offered to small business customers also include managed cloud communications and security services.

WINDSTREAM HOLDINGS II, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. Business Segments, Continued:

Kinetic service revenues also include revenue from federal and state USF programs, amounts received from RDOF, and certain surcharges assessed to our customers, including billings for our required contributions to federal and state USF programs. Sales revenues include sales of various types of communications equipment and products to customers, including selling network equipment to contractors on a wholesale basis.

Enterprise – We manage as one business our mid-market and large business customers located both within our ILEC and CLEC markets. Products and services offered include managed cloud communications and security services, integrated voice and data services, advanced data and traditional voice and long-distance services. Enterprise strategic revenues consist of recurring SASE, Unified Communications as a Service, OfficeSuite UC®, Software Defined Wide Area Network and associated network access products and services. Enterprise service revenues also include dynamic Internet protocol, dedicated Internet access, multi-protocol label switching services, TDM, voice and data services, and certain surcharges assessed to customers. Enterprise product sales include high-end data and communications equipment which facilitate the delivery of advanced data and voice services to enterprise customers.

Wholesale – Our wholesale operations are focused on providing network bandwidth to other telecommunications carriers, network operators, governmental entities, content providers, and large cloud computing and storage service providers. These services include network transport services to end users, Ethernet and Wave transport of up to 400-Gbps, and dark fiber and colocation services. Wholesale services also include fiber-to-the-tower connections to support the wireless backhaul market. In addition, we offer voice and data carrier services to other communications providers and to larger-scale purchasers of network capacity. Wholesale fiber sales revenues represent amounts recognized from sales-type leases for fiber where control of the fiber has transferred to the customer.

Segment revenues are based upon each customer’s classification to an individual segment and include all services provided to that customer. There are no differences between total segment revenues and sales and total consolidated revenues and sales. Segment expenses include certain direct expenses incurred in providing services and products to segment customers and selling, general and administrative expenses that are directly associated with specific segment customers or activities. These direct expenses include customer specific access costs, cost of sales, field operations, sales and marketing, product development, licensing fees, provision for estimated credit losses, and compensation and benefit costs for employees directly assigned to the segments.

Our network operations and operational support functions are managed centrally and are not monitored by or reported to the CODM at a segment level. Accordingly, these shared operating expenses are not assigned to the segments and primarily consist of costs incurred related to network access and facilities, network operations, engineering, service delivery and customer support. Costs related to centrally-managed administrative functions, including information technology, accounting and finance, legal, human resources and other corporate management activities are not monitored by or reported to the CODM by segment. We also do not assign to the segments depreciation and amortization expense, straight-line expense under the master lease agreements with Uniti, net gain (loss) on asset retirements and dispositions, gain on sale of operating assets or merger expenses, because these items are not monitored by or reported to the CODM at a segment level.

Interest expense and loss on early extinguishment of debt have also been excluded from segment operating results because we manage our financing activities on a total company basis and have not assigned any debt or lease obligations to the segments. Other expense, net, and income tax benefit are not monitored as a part of our segment operations and, therefore, these items also have been excluded from our segment operating results.

Capital expenditures for network enhancements and information technology-related projects benefiting Windstream as a whole are not assigned to the segments and are presented as corporate/shared capital expenditures. Asset information by segment is not monitored or reported to the CODM and therefore has not been presented. Substantially all of our customers, operations and assets are located in the U.S., and we do not have any single customer that provides more than 10 percent of our total consolidated revenues and sales.

WINDSTREAM HOLDINGS II, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. Business Segments, Continued:

The following table summarizes our segment results for the years ended December 31:

(Millions)	2024	2023	2022
Kinetic:
Service revenues	$1,569.1	$1,619.5	$1,624.3
Sales revenues	28.5	30.2	39.1
Total revenues and sales	1,597.6	1,649.7	1,663.4
Compensation expenses	(310.1)	(299.6)	(302.0)
Non-compensation managed expenses (a)	(199.8)	(192.0)	(182.4)
Revenue-driven costs (b)	(126.9)	(136.0)	(147.3)
Direct margin	$960.8	$1,022.1	$1,031.7
Enterprise:
Service revenues	$1,326.5	$1,561.8	$1,843.1
Sales revenues	1.5	3.4	4.3
Total revenues and sales	1,328.0	1,565.2	1,847.4
Compensation expenses	(119.2)	(167.9)	(176.8)
Non-compensation managed expenses (c)	(25.9)	(34.3)	(38.3)
Revenue-driven costs (d)	(181.8)	(198.2)	(217.3)
Customer access expense (e)	(249.6)	(310.5)	(406.4)
Direct margin	$751.5	$854.3	$1,008.6
Wholesale:
Service revenues	$765.8	$766.7	$716.4
Sales revenues	26.9	5.1	1.7
Total revenues and sales	792.7	771.8	718.1
Segment expenses (f)	(94.6)	(83.0)	(91.8)
Direct margin	$698.1	$688.8	$626.3
Total segment service revenues	$3,661.4	$3,948.0	$4,183.8
Total segment sales revenues	56.9	38.7	45.1
Total segment revenues and sales	$3,718.3	$3,986.7	$4,228.9
Total segment expenses	(1,307.9)	(1,421.5)	(1,562.3)
Total segment direct margin	$2,410.4	$2,565.2	$2,666.6

(a)	Includes advertising, contract services and fees, fleet-related expenses (e.g., leasing costs, fuel, maintenance and repair costs), and employee-related travel costs.

(b)	Includes federal and state USF fees, provision for credit losses, equipment-related shipping and refurbishment costs, and cost of sales.

(c)	Includes advertising, contract services and fees, and employee-related travel costs.

(d)	Includes federal and state USF fees, provision for credit losses, third-party commissions, staff augmentation for professional services, product licensing fees, and cost of sales.

(e)	Customer access expense represents the portion of interconnect costs directly assigned to the segment.

(f)	No disaggregated expense information is regularly provided or reviewed by the CODM for this segment. These expenses primarily consist of salaries and wages, commissions, benefits and taxes, advertising, contract services and fees, travel, cost of fiber sales, federal USF fees, and customer access expense.

WINDSTREAM HOLDINGS II, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. Business Segments, Continued:

Capital expenditures by segment were as follows as of December 31:

(Millions)	2024	2023	2022
Kinetic	$479.3	$528.0	$517.2
Enterprise	47.9	74.7	89.1
Wholesale	94.0	122.4	104.3
Corporate/Shared (a)	263.1	333.3	370.2
Total	$884.3	$1,058.4	$1,080.8

(a)	Represents capital expenditures not directly assigned to the segments and primarily consist of capital outlays for network enhancements and information technology-related projects benefiting Windstream as a whole.

The following table reconciles segment direct margin to consolidated net loss for the years ended December 31:

(Millions)	2024	2023	2022
Total segment direct margin	$2,410.4	$2,565.2	$2,666.6
Depreciation and amortization	(801.7)	(790.8)	(801.4)
Straight-line expense under contractual arrangement with Uniti	(696.3)	(677.1)	(657.4)
Net gain (loss) on asset retirements and dispositions	25.0	1.8	(51.1)
Gain on sale of operating assets	129.0	—	—
Merger expenses	(26.5)	—	—
Unassigned shared operating expenses (a)	(1,001.3)	(1,146.9)	(1,229.0)
Other expense, net	(11.6)	(13.8)	(21.9)
Interest expense	(239.6)	(209.6)	(185.4)
Loss on early extinguishment of debt	(18.5)	—	—
Income tax benefit	19.9	61.4	62.0
Net loss	$(211.2)	$(209.8)	$(217.6)

(a)	Represents operating expenses not assigned to the segments primarily consisting of expenses related to network access and facilities, network operations, engineering, service delivery, and customer support, as well as expenses related to centrally-managed administrative functions, including information technology, accounting and finance, legal, human resources, and other corporate management activities.

15. Income Taxes:

Income tax benefit was as follows for the years ended December 31:

(Millions)	2024	2023	2022
Current:
Federal	$(4.9)	$—	$(0.4)
State	(5.1)	(2.9)	(19.1)
	(10.0)	(2.9)	(19.5)
Deferred:
Federal	19.1	50.8	52.5
State	10.8	13.5	29.0
	29.9	64.3	81.5
Income tax benefit	$19.9	$61.4	$62.0

WINDSTREAM HOLDINGS II, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. Income Taxes, Continued:

The deferred income tax benefit for 2024 reflected the loss before income taxes, and included the impact of recording additional valuation allowance. The deferred income tax benefit for 2023 and 2022 reflected the loss before income taxes.

Differences between the federal income tax statutory rates and effective income tax rates, which include both federal and state income taxes, were as follows for the years ended December 31:

(Millions)	2024	2023	2022
Statutory federal income tax rate	21.0%	21.0%	21.0%
Increase (decrease)
State income taxes, net of federal benefit	3.9	4.1	3.9
Adjust deferred taxes for state net operating loss carryforward	(0.2)	0.2	(0.4)
Valuation allowance	(13.5)	(0.8)	(0.4)
Executive compensation	(0.1)	(1.2)	(0.7)
Post-emergence bankruptcy-related items	(0.1)	(0.1)	(0.7)
Merger expenses	(2.9)	—	—
Other items, net	0.5	(0.6)	(0.5)
Effective income tax rate	8.6%	22.6%	22.2%

The effective income tax rate in 2024 reflected the impact of nondeductible expenses associated with the Merger, and an increase in the valuation allowance, primarily for nondeductible interest expense.

The significant components of the net deferred income tax liability were as follows as of December 31:

(Millions)	2024	2023
Deferred income tax assets:
Long-term lease obligations	$894.5	$984.7
Operating loss and credit carryforwards	138.3	179.8
Interest expense	148.9	117.9
Postretirement and other employee benefits	35.1	43.4
Research and development capitalization	45.8	34.0
Bad debt	10.3	11.4
Deferred debt costs	(0.1)	6.3
Equity-based compensation	3.7	4.1
Other	39.0	30.8
	1,315.5	1,412.4
Less valuation allowance	(41.6)	(11.0)
Deferred income tax assets	$1,273.9	$1,401.4

Deferred income tax liabilities:
Operating lease right-of-use assets	$808.3	$912.4
Property, plant and equipment	565.2	613.9
Goodwill and other intangible assets	26.0	29.5
Unrealized holding gains on interest rate swaps	1.6	2.9
Other	39.0	40.5
Deferred income tax liabilities	1,440.1	1,599.2
Net deferred income tax liability	$166.2	$197.8

WINDSTREAM HOLDINGS II, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. Income Taxes, Continued:

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Management considers the scheduled reversal of deferred tax assets and liabilities in making this assessment.

As of December 31, 2024 and 2023, federal net operating loss carryforwards were approximately $589.3 million and $789.6 million, respectively. Net operating losses generated prior to 2018 expire in varying amounts from 2025 through 2036. Under the 2017 Tax Act, federal net operating losses generated in 2018 and future years can be carried forward indefinitely.

As of December 31, 2024, the Company has federal IRC Section 163(j) interest expense carryforwards of approximately $639.0 million which can be carried forward indefinitely and utilized in future years. The Company also has state interest expense carryforwards of similar amounts in states that conform to the limitations of IRC Section 163(j). Due to the expected lack of sufficient future taxable income, the Company believes that it is more likely than not that the benefit from some of the interest expense carryforwards will not be realized. Therefore, as of December 31, 2024, Windstream recorded a valuation allowance of approximately $29.1 million, to reduce our deferred tax assets to amounts expected to be realized.

As of December 31, 2024 and 2023, state net operating loss carryforwards were approximately $183.6 million and $163.3 million, respectively, which expire annually in varying amounts from 2025 through 2044.

Valuation allowances are established when necessary to reduce deferred tax assets to amounts expected to be realized. As of December 31, 2024 and 2023, recorded valuation allowances totaled approximately $10.4 million and $9.1 million, respectively, related to state loss carryforwards which are expected to expire before they are utilized. The amount of state tax credit carryforwards as of December 31, 2024 and 2023, were approximately $5.2 million and $6.2 million, respectively, which expire in varying amounts from 2025 through 2034. Due to the expected lack of sufficient future taxable income, the Company believes that it is more likely than not that the benefit from some of the state tax credit carryforwards will not be realized prior to expiration. Therefore, as of December 31, 2024 and 2023, Windstream recorded valuation allowances of approximately $2.1 million and $1.9 million, respectively, to reduce our deferred tax assets to amounts expected to be realized.

Uncertainty in taxes is accounted for in accordance with authoritative guidance. For all periods presented, there were no unrecognized tax benefits. Windstream does not expect or anticipate a significant change in the next twelve months in unrecognized tax benefits.

The Company files income tax returns in the U.S. federal jurisdiction and various states. With few exceptions, the Company is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years prior to 2021. Windstream has identified Arkansas, California, Florida, Georgia, Illinois, Iowa, Kentucky, Nebraska, New York, North Carolina, Pennsylvania, Texas and Virginia as “major” state taxing jurisdictions.

Accrued interest and penalties related to unrecognized tax benefits are recognized as a component of income tax expense. For all periods presented, there were no interest or penalties recognized nor any amounts accrued for interest and penalties.

WINDSTREAM HOLDINGS II, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16. Pending Merger:

On May 3, 2024, Windstream entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Uniti, pursuant to which, prior to closing (as defined in the Merger Agreement) (the “Closing”), Windstream will undergo an internal reorganization (the “Pre-Closing Windstream Reorganization”), and will (a) merge with and into a newly formed Delaware limited liability company identified as “New Windstream Holdings II” in the Merger Agreement (“New Windstream Holdings II”), with New Windstream Holdings II as the surviving entity of such merger and (b) Windstream Parent, Inc., a Delaware corporation that is currently an indirect wholly owned subsidiary of Windstream (“New Uniti”), will become the ultimate parent company of New Windstream Holdings II (as successor to Windstream). Following the Pre-Closing Windstream Reorganization, an entity formed as part of the Pre-Closing Windstream Reorganization and an indirect wholly owned subsidiary of New Uniti identified as “Merger Sub” in the Merger Agreement will merge with and into Uniti (the “Merger”), with Uniti surviving the Merger as an indirect wholly owned subsidiary of New Uniti, such that both New Windstream Holdings II (as successor to Windstream) and Uniti will be indirect wholly owned subsidiaries of New Uniti. Windstream’s Board of Managers has unanimously approved the Merger Agreement.

Upon consummation of the Merger, New Uniti will become an integrated telecommunications company. The common stock of New Uniti (“New Uniti Common Stock”) is expected to be listed on the Nasdaq. If New Uniti elects to complete the Post-Closing Reorganization (as defined in Note 4), each of Windstream’s and Uniti’s debt will be combined into a single silo capital structure with a common parent entity. If New Uniti does not complete the Post-Closing Reorganization, the legacy Uniti and Windstream organizational structures and existing indebtedness of each company will remain separate with no cross-guarantees, and we anticipate that the existing agreements and arrangements presently in effect between Uniti and Windstream will remain in place, such as our master lease agreements with Uniti and the settlement agreement with Uniti, which requires Uniti to fund periodic settlement payments and reimburse Windstream for certain GCIs.

At the closing of the Merger, Uniti and Windstream equityholders are expected to hold approximately 62 percent and 38 percent, respectively, of New Uniti before giving effect to the conversion of any outstanding convertible securities or the issuance of warrants to purchase New Uniti Common Stock referenced below. In addition, at the closing of the Merger, Uniti will fund an aggregate cash payment of $425 million (less certain transaction expenses) that will be distributed to Windstream equityholders on a pro-rata basis. Windstream equityholders will also be entitled to pro rata distributions of (i) new shares of non-voting preferred stock of New Uniti with a dividend rate of 11 percent per year for the first six years, subject to an additional 0.5 percent per year during each of the seventh and eighth year after the initial issuance and further increased by an additional 1 percent per year during each subsequent year, subject to a cap of 16 percent per year and with an aggregate liquidation preference of $575 million, and (ii) warrants to purchase New Uniti Common Stock, with an exercise price of $0.01 per share, subject to customary adjustments, representing in the aggregate approximately 6.9 percent of the pro forma share total of New Uniti.

Uniti and Windstream have each made customary representations and warranties and covenants in the Merger Agreement, including covenants, subject to certain exceptions, to use reasonable best efforts to conduct their respective businesses in the ordinary course during the interim period between the execution of the Merger Agreement and the consummation of the Merger (the “Interim Period”). Uniti and Windstream have each agreed to use its respective reasonable best efforts to cause the transactions contemplated by the Merger Agreement to be consummated as soon as practicable, including in connection with obtaining all approvals required to be obtained from any governmental authority or third party that are necessary, proper or advisable to consummate such transactions.

The Merger is subject to customary closing conditions, including, among others, approval by Uniti’s stockholders at a shareholder meeting scheduled to be held on April 2, 2025, and receipt of required regulatory approvals, including the expiration or early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (as amended), which has occurred, receipt of approval from the Federal Communications Commission (“FCC”), and receipt of approvals from eighteen state public utility commissions, of which sixteen have been received. Windstream currently expects the Merger to close in mid-2025.

WINDSTREAM HOLDINGS II, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16. Pending Merger, Continued:

The Merger Agreement contains certain customary termination rights for each of Uniti and Windstream, including if the Merger has not been consummated on or before November 3, 2025, subject to certain extensions through no later than May 3, 2026. If the Merger Agreement is terminated, Uniti will be obligated to pay Windstream (i) out-of-pocket third-party expenses incurred in connection with the Merger, not to exceed $25 million, if the Merger Agreement was terminated because Uniti Stockholder Approval was not obtained, (ii) a termination fee of $55 million under specified circumstances, including termination following Uniti accepting a Superior Proposal or Windstream receiving an Adverse Recommendation Change (each as defined in the Merger Agreement) and (iii) a termination fee of $75 million under specified circumstances, including if the Merger Agreement is terminated by Windstream due to Uniti’s failure to obtain sufficient financing or Uniti’s uncured breach of certain related representations and covenants, in circumstances where the termination fee in (ii) is not due.

17. Commitments and Contingencies:

Bankruptcy-Related Litigation

Windstream Holdings, LLC (“Old Holdings”), its directors, and certain of its executive officers are the subject of two shareholder-related lawsuits arising out of the merger with EarthLink Holdings Corp. in February 2017. Both complaints allege securities law violations and breaches of fiduciary duties related to the disclosures in the joint proxy statement/prospectus soliciting shareholder approval of the merger, which the plaintiffs allege were inadequate and misleading. The federal plaintiffs’ proof of claim was resolved on the bankruptcy docket in September 2021. Pursuant to the Company’s Plan of Reorganization, plaintiffs are limited to a recovery to the extent of any available insurance proceeds. The state plaintiff failed to submit a proof of claim and in light of the Company’s emergence from bankruptcy, Windstream believes the state case should be discharged, but the plaintiff is challenging the discharge. To the extent the state court case proceeds, applicable law provides that the plaintiff’s recovery is limited to available insurance proceeds.

In the first lawsuit, (the “Federal Case”), the federal plaintiffs’ proof of claim was resolved on the bankruptcy docket in September 2021. Pursuant to the Company’s Plan of Reorganization, the plaintiffs’ recovery is limited to the extent of any available insurance proceeds.

On May 6, 2024, the parties in the Federal Case agreed to a settlement that was approved by the presiding judge on February 6, 2025, at the scheduled fairness hearing, after no objections being filed. The deadline to appeal this final order is March 10, 2025, although the judge has discretion to permit a late-filed notice of appeal up to 30 days after the March deadline, or April 9, 2025. Windstream’s directors’ and officers’ insurance carriers are providing full coverage for the settlement, if approved, as the Company has paid all applicable deductibles.

Key elements of the settlement include:

•	The lead plaintiff concedes that none of the defendants are making any concession of liability or wrongdoing, and the defendants concede that lead plaintiff makes no concession regarding lack of merit.

•	The parties agree that the settlement releases any and all shareholder claims related to the subject matter of the lawsuit against the Company and the defendants, and the claims are fully discharged.

•	Upon approval by the court, the Company’s insurance carriers, on behalf of the defendants, will place in escrow the settlement amount of $85.0 million for distribution to class members.

•	A Claims Administrator will be appointed by the court and, under supervision of the Court, shall provide notice of the settlement to class members and oversee the distribution of the settlement fund.

WINDSTREAM HOLDINGS II, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17. Commitments and Contingencies, Continued:

The second lawsuit, pending in state court in Georgia (the “State Case”), was stayed in 2019. The state plaintiff failed to submit a proof of claim and in light of the Company’s emergence from bankruptcy, Windstream believes the state case should be discharged, but the plaintiff is challenging that position. In any event, final approval of the settlement of the Federal Case now bars class members, including plaintiffs in the State Case, from commencing or prosecuting any of the released claims against the defendants, including the claims asserted in the State Case. Thus, Windstream will seek dismissal of the State Case after the appeal time has run on the final order approving the settlement in the Federal Case.

While the ultimate resolution of the State Case is not currently predictable, if there is an adverse ruling, the ruling could constitute a material adverse outcome on the future consolidated results of operations, cash flows, or financial condition of Windstream.

As of December 31, 2024, the Company recorded a liability for the agreed upon settlement amount of $85.0 million and a loss recovery insurance receivable of $85.0 million for insurance proceeds deemed probable of recovery, which are included in other current liabilities and other current assets, respectively, in the consolidated balance sheet.

Other Matters

The Company is currently involved in certain legal proceedings arising in the ordinary course of business and, as required, have accrued an estimate of the probable costs for the resolution of those claims for which the occurrence of loss is probable and the amount can be reasonably estimated. These estimates have been developed in consultation with counsel and are based upon an analysis of potential results, assuming a combination of litigation and settlement strategies. It is possible, however, that future results of operations for any specific period could be materially affected by changes in its assumptions or the effectiveness of its strategies related to these proceedings. Additionally, due to the inherent uncertainty of litigation, there can be no assurance that the resolution of any specific claim or proceeding would not have a material adverse effect on the Company’s financial condition, results of operations or cash flows. Legal expenses associated with loss contingencies are expensed as incurred.

18. Subsequent Events:

The Company evaluated subsequent events and transactions for possible recognition or disclosure in these financial statements through March 3, 2025, the date these financial statements were available to be issued. No additional disclosures are required other than those matters that have been reflected within these consolidated financial statements.

Payments Received from Uniti Under the Amended Master Leases – On January 8, 2025, the Company received from Uniti the first quarterly cash installment payment of $24.5 million payable to Windstream in 2025.

On January 31, 2025, the Company received GCI reimbursements from Uniti totaling $161.4 million and expects to recognize a pretax gain of approximately $31.3 million in the first quarter of 2025 for GCI reimbursements in excess of the carrying value of the related TCIs at the time of reimbursement.

Sale of Operating Assets – On February 18, 2025, the Company completed the sale of certain of its unused IPv4 addresses and received $25.8 million in proceeds, net of broker fees and expects to recognize in the first quarter of 2025 a pretax gain equal to the amount of the proceeds received.